FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on November 11, 2013 in connection with the Registrant's Financial Results for the Third Quarter of 2013.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 12, 2013

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the Third Quarter of 2013

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended September 30, 2013

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Third Quarter of 2013, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2013, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2012 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2012 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the third quarter of 2013, which were described in Part I of the Company's Quarterly Report for the Second Quarter of 2013.

1.	Item 4A – Information on the Company: History and Development of the Company

1.1.	Investments

In the first nine months of 2013, Elron (directly and indirectly through RDC) invested approximately $8.7 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

1.2.	Settlement Agreement with Enablence

During 2011, in light of publications by Enablence Technologies Inc. ("Enablence") regarding a decline in its financial position, Elron recognized an impairment in its financial statements of the entire balance of the Enablence debentures held by it. In June 2012, the original repayment date of the debentures, Enablence did not repay its debt to the debenture-holders. In September 2013, a settlement agreement between Enablence and the debenture-holders, including Elron, for the partial repayment of the debentures was completed. Pursuant to the agreement, Elron received consideration in the aggregate value of approximately $3.5 million (approximately $1.7 million in cash and approximately $1.8 million in Enablence shares), out of the debt to Elron in the amount of approximately $4.4 million. The shares received under the settlement agreement are subject to a four month lockup period in accordance with Canadian securities legislation. The remaining debt was waived and Elron released Enablence from any claims in connection with the debentures. As a result, Elron recorded a net gain in the third quarter of 2013 of approximately $3.5 million, in respect of the previously recognized impairment's partial cancellation. For further details see Note 3.E to the Financial Statements.

2.	Item 4B – Business Overview: Our Main Group Companies

2.1.	Given Imaging

In September 2013, Given Imaging announced that Japan's Pharmaceuticals and Medical Devices Agency (PMDA) granted approval for Given's PillCam SB 3 in Japan. The PillCam SB 3 is used to detect and monitor small bowel diseases. Given expects to begin recognizing sales of PillCam SB 3 in Japan in 2014.

2

Given Imaging's abovementioned estimate is forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and is based on information existing in Given Imaging on the date of this report. This estimate, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: changes in regulatory environment, changes in manufacturing or marketing plans or difficulties in implementing them, and the emergence of competing products.

Further to section 2.1. of Part I of Elron's quarterly report for the second quarter of 2013, in November 2013, subsequent to the date of this report, Given Imaging announced that it received reimbursement approval for the PillCam COLON 2 in Japan effective January 1, 2014.

In November 2013, subsequent to the date of this report, Given Imaging announced its decision to take advantage of a special program initiated by the Israeli Tax Authority that allows Israeli companies to release "trapped profits". Given Imaging will now pay a reduced tax rate of 10% (instead of 25%) on approximately $54 million of profits for which taxes had not been previously provided. Given Imaging intends to review possible avenues for the use of the trapped profits in a manner that is in the best interests of Given Imaging and its shareholders.

2.2.	BrainsGate

Further to Item 4B regarding BrainsGate's estimates regarding the timing of patient enrollment completion for its clinical trial, BrainsGate now estimates, considering the number of patients enrolled to date, that it will complete patient enrollment for the trial in the first half of 2014, upon its completion on approximately 450 patients. As of the end of the third quarter of 2013, BrainsGate has enrolled approximately 350 patients at 67 medical centers in the United States, Europe and Asia. During the first quarter of 2014, follow up data will be received on 350 patients, which will undergo interim analysis by the Data and Safety Monitoring Board, an independent board responsible for monitoring safety aspects of the trial. A positive result from the interim analysis will allow the trial's progression as planned.

3

BrainsGate's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its recruitment rate potential as of the date of filing this report, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are developments in BrainsGate's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure to recruit the large number of candidates necessary to complete the trial, trial results, results of the interim analysis, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

2.3.	Pocared

Further to section 2.2. of Part I of Elron's quarterly report for the second quarter of 2013, and several weeks after Pocared commenced sample collection for the trial at the various centers, Pocared estimates that the rate of sample collection is lower than expected and as a result it is estimated that the trial will be completed during 2014 and not in 2013 as previously reported.

Pocared's abovementioned estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimates of the potential rate of sample collection for the trial, and on information existing in Pocared on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: developments in Pocared's field of operation, failure to obtain regulatory approval to continue product development, failure to achieve goals, failure to collect the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

Ari Bronshtein CEO	Yaron Elad CFO

November 10, 2013, Tel Aviv, Israel

4

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of September 30, 2013 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Investing in Israeli or Israeli related technology companies.

•	Identifying and exploiting investment opportunities with significant exit potential.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Given Imaging Ltd. (21% directly, and 8% by RDC) ("Given Imaging") - Given Imaging develops, manufactures, and markets diagnostic products for visualizing and detecting disorders of the gastrointestinal tract, among them the PillCam capsule, an ingestible capsule used to visualize the gastrointestinal tract through a miniaturized video camera contained in it. Given Imaging's shares are listed on the Nasdaq and the Tel Aviv Stock Exchange.

•
Pocared Diagnostics Ltd. (41%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4B – "Business Overview" of the Company's Annual Report for 2012 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2012 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are, among others, as follows:

•
Kyma Medical Technologies Ltd. (64% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
Notal Vision Inc. (22%) ("Notal Vision") - Notal Vision develops, manufactures, and provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

•
CartiHeal (2009) Ltd. (32%) ("CartiHeal") - CartiHeal is developing implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle. The implant's unique structure, comprising a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place. CartiHeal's first product is indicated for treatment of cartilage defects in the knee.

•
Navitrio Ltd. (87% by RDC) ("Navitrio") - Navitrio is an investment venture that incubates projects and invests in companies in the digital field. Navitrio's holdings as of the date of filing this report include: Cloudyn Software Ltd. (46%) ("Cloudyn"), which is developing solutions for the optimization of cloud computing costs and resources; Numbeez Ltd. (39%) ("Numbeez"), which is developing a micro-blogging platform that helps users create, track and share the interesting numbers in their lives; and Pose POS Ltd. (43%) ("POSE"), which is developing an online cash register, inventory management, and retail website management system.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley develops, manufactures, and provides metrology solutions for manufacturing process control in the microelectronics industry.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•
In the first nine months of 2013, Elron (directly and indirectly through RDC) invested approximately $8.7 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

1.2.2. Developments in the Company

•
DIC Considering Sale of Controlling Block of Given Imaging - Elron decided to participate in the process DIC announced in January 2013, of seeking and considering possibilities to sell the controlling block of Given Imaging through the sale of all its shares of Given Imaging, directly and indirectly through Elron (approximately 45%). There can be no assurance as to the identification or realization of such concrete possibility or as to the timing or terms of such a transaction. Insofar as possibility for a transaction is identified, Elron intends to consider participating in it. Any such transaction, if it were to occur, would require the appropriate corporate approvals of Elron.

•
Settlement Agreement with Enablence - During 2011, in light of publications by Enablence Technologies Inc. ("Enablence") regarding a decline in its financial position, Elron recognized an impairment in its financial statements of the entire balance of the Enablence debentures held by it. In June 2012, the original repayment date of the debentures, Enablence did not repay its debt to the debenture-holders. In September 2013, a settlement agreement between Enablence and the debenture-holders, including Elron, for the partial repayment of the debentures was completed. Pursuant to the agreement, Elron received consideration in the aggregate value of approximately $3.5 million (approximately $1.7 million in cash and approximately $1.8 million in Enablence shares), out of the debt to Elron in the amount of approximately $4.4 million. The shares received under the settlement agreement are subject to a four month lockup period in accordance with Canadian securities legislation. The remaining debt was waived and Elron released Enablence from any claims in connection with the debentures. As a result, Elron recorded a net gain in the third quarter of 2013 of approximately $3.5 million, in respect of the previously recognized impairment's partial cancellation. For further details see Note 3.E to the Financial Statements.

•
Transfer of Holdings in Navitrio to RDC - In July 2013, Elron transferred its entire holdings in Navitrio to RDC, in consideration for $5 million (the sum Elron invested in Navitrio since it was established in 2011), subject to adjustments. Subsequent to the transfer and a $1 million investment by RDC in Navitrio in July 2013, Elron holds approximately 44% of Navitrio indirectly, and approximately 87% on a consolidated basis.

1.2.3. Developments in Main Group Companies

•
Update on Pocared's FDA Trial - In July 2013, Pocared commenced urine sample collection for the trial it is conducting in order to test the efficacy of the first application of its system, urinary tract infection (UTI) diagnosis. The trial is expected to support its submission to the U.S. Food and Drug Administration (FDA) for marketing clearance. The trial is being conducted at five of the world's leading medical centers. In September 2013, several weeks after Pocared commenced sample collection, Pocared estimated that the rate of sample collection is lower than expected and as a result it is estimated that the trial will be completed during 2014 and not in 2013 as previously reported.

Pocared's abovementioned estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimates of the potential rate of sample collection for the trial, and on information existing in Pocared on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: developments in Pocared's field of operation, failure to obtain regulatory approval to continue product development, failure to achieve goals, failure to collect the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

•
Given Imaging's PillCam SB 3 Cleared for Marketing in the U.S. and Japan - In August 2013, Given Imaging announced that the FDA granted clearance for the next generation PillCam, SB 3, to detect and monitor small bowel abnormalities. In September 2013, Given Imaging announced that Japan's Pharmaceuticals and Medical Devices Agency (PMDA) granted approval for Given's PillCam SB 3 in Japan. Given expects to begin recognizing sales of PillCam SB 3 in Japan in 2014.

Given Imaging's abovementioned estimate is forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and is based on information existing in Given Imaging on the date of this report. This estimate, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: changes in regulatory environment, changes in manufacturing or marketing plans or difficulties in implementing them, and the emergence of competing products.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

•
Given Imaging's PillCam COLON Cleared for Marketing and Approved for Reimbursement in Japan - In July 2013, Given Imaging announced that the second generation its PillCam COLON was cleared by Japan's PMDA for diagnosis of colonic disease when colonoscopy is required but difficult to conduct, including patients unwilling or unable to undergo colonoscopy. In November 2013, subsequent to the date of this report, Given Imaging announced that it received reimbursement approval for the PillCam COLON 2 in Japan effective January 1, 2014.

•
Update on BrainsGate's FDA Trial - Further to Item 4B regarding BrainsGate's estimates regarding the timing of patient enrollment completion for its clinical trial, BrainsGate now estimates, considering the number of patients enrolled to date, that it will complete patient enrollment for the trial in the first half of 2014, upon its completion on approximately 450 patients. As of the end of the third quarter of 2013, BrainsGate has enrolled approximately 350 patients at 67 medical centers in the United States, Europe and Asia. During the first quarter of 2014, follow up data will be received on 350 patients, which will undergo interim analysis by the Data and Safety Monitoring Board, an independent board responsible for monitoring safety aspects of the trial. A positive result from the interim analysis will allow the trial's progression as planned.

BrainsGate's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its recruitment rate potential as of the date of filing this report, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are developments in BrainsGate's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure to recruit the large number of candidates necessary to complete the trial, trial results, results of the interim analysis, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

1.2.4. Financing

•
Credit Line Extension - In April 2013, Elron and Silicon Valley Bank entered into a credit line extension agreement in the amount of $25 million, including $10 million which is available until December 31, 2013 and an additional $15 million available until October 30, 2014. The credit line was extended in order to ensure and diversify additional sources of financing towards continued investing in the Group Companies and in new companies and to finance Elron's ongoing operations, and due to the partial utilization of the previous credit line which was about to expire. (For further details see section 1.4 below).

•
As of the date of filing this report, Elron's and RDC's non-consolidated cash and cash equivalents amounted to approximately $22 million and $12 million, respectively. At this date Elron has a $4 million debt balance, and RDC has no debt.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the three months ended September 30, 2013	For the three months ended September 30, 2012	For the year ended December 31, 2012
	unaudited				audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	(5,927)	(3,631)	1,706	(533)	4,357
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.21)	(0.16)	0.04	(0.03)	0.09

As previously mentioned, the income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses:*

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the three months ended September 30, 2013	For the three months ended September 30, 2012	For the year ended December 31, 2012
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(6,118)	(8,435)	(1,059)	(2,355)	(10,597)
Excess cost amortization	(3,034)	(3,392)	(1,004)	(1,025)	(4,414)
Income (expenses) from impairment of investments in Group Companies and financial assets	3,522	(1,407)	3,522	(90)	(1,125)
Total	(5,630)	(13,234)	1,459	(3,470)	(16,136)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	3,356	12,805	1,445	3,797	24,755
Corporate operating expenses	(3,090)	(2,873)	(1,056)	(874)	(3,873)

* The results summarized in the table are presented net of non-controlling interest.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the third quarter and first nine months of 2013 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Navitrio, CartiHeal, Kyma, BrainsGate, and Pocared.

The loss Elron recorded in the third quarter and first nine months of 2012 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Navitrio, NuLens Ltd. ("NuLens"), Kyma, BrainsGate and Pocared.

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation.

Excess cost amortization expenses in the third quarter and first nine months of 2013 and 2012 were recorded primarily in respect of excess costs attributed to the Company's holding in Given Imaging.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Income (expenses) from impairment of investments in Group Companies and financial assets:

At each reporting date the Company examines whether there is any evidence that would indicate that its investment in Group Companies and financial assets is impaired.

In the third quarter and first nine months of 2013, due to the settlement agreement with Enablence (see section 1.2.2 above), income in the amount of $3,522 thousand was recorded in respect of a partial cancellation of the impairment recognized in 2011. In the first nine months of 2013 no impairment charges were recorded in respect of investments in Group Companies and financial assets.

In the third quarter and first nine months of 2012, an impairment charge was recorded in respect of the Company's holding in Wave Systems Corp. ("Wave") shares traded on the Nasdaq, due to a decrease in their share price. (In the third quarter of 2012, the entire holding in Wave shares was sold, except for those shares deposited in escrow with their receipt in the sale of Safend Ltd. ("Safend") in September 2011).

II)	Gain from exit transactions, changes in holdings, and revaluation of investments

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and first nine months of 2013 resulted mainly from:

•
A $1,247 and $2,646 thousand gain (net of non-controlling interest) recorded in the third quarter and first nine months, respectively, from a change in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•	A $1,287 thousand gain recorded in the second quarter due to an increase in Notal Vision's fair value;

•	An $810 thousand loss recorded in the second quarter due to a decrease in Jordan Valley's fair value.

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and first nine months of 2012 resulted mainly from:

•	An approximately $3,929 thousand gain recorded in the third quarter from the sale of a portion of Elron's holding and a decrease in its holding in Aqwise Ltd. ("Aqwise");

•
An approximately $132 and $847 thousand loss (net of non-controlling interest) recorded in the third quarter and first nine months, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•
An approximately $8,500 thousand gain (net of non-controlling interest) recorded in the second quarter as a result of additional consideration received for the sale of Medingo Ltd. ("Medingo") completed in 2010;

•	An approximately $1,000 thousand gain recorded in the second quarter due to an increase in Jordan Valley's fair value.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

There increase in corporate operating expenses in the first nine months of 2013 as compared with the first nine months of 2012 was mainly due to exchange rate fluctuations and to expenses incurred from the services agreement with DIC (see Note 19.B to the annual financial statements).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

1.3.2. Analysis of the consolidated statements of profit and loss

For the nine months ended September 30,		For the three months ended September 30,
2013	2012	2013	2012
unaudited
$ thousands				Explanation

Gain from disposal and revaluation of group companies, and changes in holdings, net	4,177	19,879	1,909	3,797
In the third quarter and first nine months of 2013, this item mainly included: a $396 thousand gain recorded in the third quarter due to the initial consolidation of POSE; a $1,287 thousand gain recorded in the second quarter due to an increase in Notal Vision's fair value, mainly due to progress made in the clinical trials it is conducting; an $810 thousand loss recorded in the second quarter due to a decrease in Jordan Valley's fair value; and a $1,513 and $3,258 thousand gain recorded in the third quarter and first nine months, respectively, from a change in the Company's holding in Given Imaging as a result of options and restricted share units granted to Given Imaging employees having been exercised or having expired.

In the third quarter and first nine months of 2012, this item mainly included: a $3,929 thousand gain in the third quarter from the sale of a portion of Elron's holding and a decrease in its holding in Aqwise; a $132 and $833 thousand loss in the third quarter and first nine months of 2012, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; a $15,558 thousand gain in the second quarter from additional consideration received from the sale of Medingo completed in 2010; and a $1,000 thousand gain in the second quarter from an increase in Jordan Valley's fair value.

Financial income	661	1,199	157	282
Financial income in the third quarter and first nine months of 2013 resulted mainly from interest income on deposits and from translation differences.

Financial income in the third quarter and first nine months of 2012 resulted mainly from interest income on bank deposits, and from a change in the fair value of the Company's holding in GigOptix Inc. ("GigOptix") shares.

Total income	4,838	21,078	2,066	4,079

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

For the nine months ended September 30,		For the three months ended September 30,
2013	2012	2013	2012
unaudited
$ thousands				Explanation

Research and development expenses, net	3,505	4,963	1,222	1,834	See analysis of Elron's and consolidated companies' operating expenses below.
Selling and marketing expenses	332	561	114	297
General and administrative expenses	4,450	5,571	1,498	1,438

Equity in losses of associates, net	6,508	6,563	1,295	1,572
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associates below.

Financial expenses	479	1,989	107	155
Financial expenses in the third quarter and first nine months of 2013 resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions and other expenses related to this credit line (see section 1.4 below).

Financial expenses in the third quarter and first nine months of 2012 resulted mainly from a change in the fair value of the Company's holding in Wave shares. (In the third quarter of 2012, the entire holding in Wave shares was sold, except for shares deposited in escrow with their receipt in the sale of Safend in September 2011).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

For the nine months ended September 30,		For the three months ended September 30,
2013	2012	2013	2012
unaudited
$ thousands				Explanation

Other expenses (income), net	(3,496)	514	(3,513)	14
In the third quarter and first nine months of 2013, this item mainly included a gain from the settlement agreement with Enablence (see section 1.2.2 above).

In the first nine months of 2012, this item mainly included a provision for contingent liabilities.

Total expenses	11,778	20,161	723	5,310

Income (loss) before taxes on income	(6,940)	917	1,343	(1,231)

Tax benefit (taxes on income)	(39)	231	(39)	70

Net income (loss)	(6,979)	1,148	1,304	(1,161)

Net income (loss) attributable to the Company's shareholders	(5,927)	(3,631)	1,706	(533)

Net income (loss) attributable to non-controlling interest	(1,052)	4,779	(402)	(628)

Basic and diluted net income (loss) per share attributable to the Company's shareholders (in $)	(0.21)	(0.16)	0.04	(0.03)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Operating Expenses

Operating expenses in the third quarter and first nine months of 2013 amounted to $8,287 and $2,834 thousand, respectively, compared with $3,569 and $11,095 thousand, respectively, in the third quarter and first nine months of 2012, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	$ thousands				Explanation
Corporate	3,090	2,873	1,056	874	The increase was mainly due to exchange rate fluctuations and to expenses incurred from the services agreement with DIC (see Note 19.B to the annual financial statements).
RDC	1,130	896	250	211	The increase was mainly due to an increase in workforce.
Kyma	1,920	2,357	668	870	The decrease was mainly due to a decrease in R&D expenses following the completion of the development stage of the implantable device.
Starling (1)	-	658	-	59
Navitrio (2)	1,205	2,125	496	683
The decrease was mainly due to a decrease in the R&D expenses of Cemmerce, an in-house project in which Navitrio ceased investment during 2013, a decrease in Navitrio's workforce, and a decrease in the R&D expenses of its subsidiary, Cloudyn.

Other (3)	942	2,186	364	871

(1) Starling Advanced Communications Ltd. was liquidated during 2012.
(2) Includes the operating expenses of Cloudyn, a subsidiary, and from the third quarter of 2013, also includes the operating expenses of POSE, following its initial consolidation.
(3) In 2012 mainly included Sync-Rx Ltd. ("Sync-Rx", sold in November 2012) and SmartWave Medical Ltd. ("SmartWave").

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

1.3.3. Analysis of the results of operations of main associates

Given Imaging (1)

	For the nine months ended September 30,			For the three months ended September 30,
	2013	2012	Increase (Decrease)	2013	2012	Increase (Decrease)
	unaudited
	$ thousands		%	$ thousands		%	Explanation
Sales	140,107	131,754	6.3	50,023	45,403	10.2
The increase in Given Imaging's sales in the third quarter of 2013 compared with the third quarter of 2012 mainly resulted from an increase in sales in the Americas and EMEA. The increase in sales in the first nine months of 2013 compared with the first nine months of 2012 mainly resulted from an increase in revenues in Given Imaging's three areas of operation.

Operating income	11,845	9,721	21.8	6,568	6,300	4.3	The increase in the third quarter and first nine months of 2013 compared with the third quarter and first nine months of 2012 mainly resulted from the increase in sales and in gross profit.
Net income attributable to shareholders	11,379	9,938	14.5	6,461	6,445	0.2	See above regarding change in gross profit.

(1) in accordance with IFRS

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Pocared

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2013	2013	2013
	unaudited
	$ thousands				Explanation
Loss	6,642	4,696	2,505	1,554
Pocared is in the development stage and has not yet commenced sales. Pocared's losses mainly result from research and development expenses. The increase in loss was mainly due to progress in the FDA trial it is conducting.

BrainsGate

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2013	2013	2013
	unaudited
	$ thousands				Explanation
Loss	4,695	4,774	1,680	1,390
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The increase in loss in the third quarter of 2013 compared with the third quarter of 2012 was mainly due to accelerated patient enrollment in its clinical trial.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	September 30, 2013	December 31, 2012
	unaudited	audited
	$ thousands
Total assets in the consolidated statement of financial position	190,410	197,082
Investments in associates and financial assets measured at fair value	142,113	136,792
Other long-term receivables	963	3,832
Current assets	41,454	51,359
Intangible assets, net	5,736	4,922
Current liabilities	2,589	2,838
Long-term liabilities	10,018	9,325
Total liabilities	12,607	12,163
Equity including non-controlling interest	177,803	184,919

Shareholders' equity attributable to Elron's shareholders at September 30, 2013 was $158,758 thousand, representing approximately 83% of the total assets in the statement of financial position, compared with $162,040 thousand at December 31, 2012, representing approximately 82% of total assets in the statement of financial position.

Consolidated working capital at September 30, 2013 amounted to $38,865 thousand, compared with $48,521 thousand at December 31, 2012. The decrease in working capital resulted from a decrease in cash balance due to investments in Group Companies and current operating expenses. This decrease was partially offset by the reclassification of amounts originally deposited in long-term escrow in connection with the sale of Sync-Rx as current assets.

Elron's and RDC's primary cash flows (1)

	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the three months ended September 30, 2013	For the three months ended September 30, 2012
	unaudited		unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(8,725)	(16,281)	(4,417)	(9,439)
Proceeds from disposal of Elron's and RDC's non-current investments	3,720	43,355	1,727	1,957
Raising of Elron's debt	-	5,000	-	-
Repayment of Elron's debt	-	(1,000)	-	(1,000)
Repayment of RDC's loans (2)	-	(3,339)	-	-
Dividend distributed by Elron	-	(15,000)	-	(15,000)
Dividend distributed by RDC (2)	-	(8,871)	-	-

(1) The amounts presented include RDC's and Navitrio's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.
(2) Including Rafael's share only in the loans granted/repaid and in the dividend distributed.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Cash balance

Consolidated cash and cash equivalents at September 30, 2013 amounted to $37,617 thousand, compared with $47,525 thousand at December 31, 2012. Elron's and RDC's non-consolidated cash and cash equivalents at September 30, 2013 amounted to $23,039 and $12,861 thousand, respectively, compared with $25,097 and $20,267 thousand, respectively, at December 31, 2012.

Uses of cash

The main uses of cash in the third quarter and first nine months of 2013 were investments and loans to Group Companies in the amount of $3,467 and $7,275 thousand, respectively, by Elron, and $950 and $1,450 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

The main uses of cash in the third quarter and first nine months of 2012 were investments and loans to Group Companies in the amount of $6,939 and $12,281 thousand, respectively, by Elron, and $2,500 and $4,000 thousand, respectively, by RDC. Also, cash was used to distribute a dividend to the Company's shareholders in the amount of $15,000 thousand, to prepay $1,000 thousand out of Elron's debt to Silicon Valley Bank, and to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2. In addition, in the first nine months of 2012 RDC's cash was used to prepay its entire debt to its shareholders in the amount of $6,500 thousand, of which Elron's share amounted to $3,250 thousand (approximately $3,300 thousand including interest), and to distribute a cash dividend to its shareholders in the amount of approximately $17,800 thousand, of which Elron's share amounted to approximately $8,900 thousand.

Investments in Group Companies during the first nine months of 2013 and 2012 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012
	unaudited
	$ thousands
Consolidated Companies (1)
Kyma (2)	-	-	-	2,500
SmartWave (3)	-	-	750	1,000
Sync-Rx (4)	-	-	-	500
POSE (5)	-	600	400	-
Cloudyn (6)	500	800	200	-
	500	1,400	1,350	4,000
Associates and Other Investments
Pocared (7)	3,008	-	-	-
CartiHeal	2,500	2,500	-	-
Notal Vision	967	500	-	-
NuLens	300	2,662	-	-
BrainsGate	-	4,719	-	-
Numbeez	-	500	100	-
	6,775	10,881	100	-
Total investments	7,275	12,281	1,450	4,000

(1) The amounts exclude Elron's investment in Navitrio in the amount of $1,000 thousand in the first half of 2013 and RDC's investment in Navitrio in the amount of $1,000 thousand in the third quarter of 2013. These investments do not affect the cash included in the Financial Statements.
(2) Subsequent to the date of this report RDC invested $1,000 thousand in Kyma.
(3) Subsequent to the date of this report RDC invested $100 thousand in SmartWave.
(4) Sold in November 2012.
(5) Initially consolidated in July 2013.
(6) Subsequent to the date of this report Navitrio invested $200 thousand in Cloudyn.
(7) Subsequent to the date of this report Elron granted a loan to Pocared in the amount of approximately $900 thousand.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Proceeds from the disposal of Elron's and RDC's non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2013 mainly included: proceeds Elron received in the third quarter in the amount of approximately $1,698 thousand from the settlement agreement with Enablence (see section 1.2.2 above); and proceeds Elron received in the first quarter in the amount of $1,923 thousand from its share in the release of the deposit that was held in escrow in connection with the sale of Wavion Inc. ("Wavion") that was completed in 2011.

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2012 mainly included: net proceeds Elron received in the third quarter in the amount of approximately $1,850 thousand from the sale of a portion of its holding in Aqwise and the repayment of a shareholders' loan by Aqwise; proceeds Elron and RDC received in the second quarter in the amount of approximately $1,409 and $14,149 thousand, respectively, from the sale of Medingo completed in 2010; proceeds Elron and RDC received in the second quarter in the amount of approximately $2,702 and $19,908 thousand, respectively, from the release of the deposit that was held in escrow in connection with the sale of Medingo; proceeds Elron received in the second quarter in the amount of $1,272 thousand from the sale of Wavion completed in November 2011; proceeds Elron received in the second quarter in the amount of $871 thousand from the sale of Wave shares; proceeds Elron received in the first half in the amount of $837 thousand from the sale of the remainder of its holding in GigOptix shares; and proceeds Elron and RDC received in the first nine months in the amount of $87 and $223 thousand, respectively, from the sale of Sela – Semiconductors Engineering Laboratories Ltd. ("SELA") which was completed in 2009.

Credit line extension

In April 2013, Elron and Silicon Valley Bank ("SVB") entered into a credit line extension agreement. The previous credit line in the amount of $30,000 was available until May 2013, of which $5,000 thousand were utilized. In August 2012, Elron prepaid $1,000 thousand out of this debt, and as of the date of this report, Elron has an outstanding debt to SVB in the amount of $4,000 thousand in respect of the previous credit line. The terms of the previous credit line continue to apply to the outstanding debt, and are detailed in Note 11 to Elron's consolidated financial statements as of December 31, 2012. The credit line was extended in order to ensure and diversify additional sources of financing towards continued investing in the Group Companies and in new companies and to finance Elron's ongoing operations, and due to the partial utilization of the previous credit line which was about to expire.

The terms of the credit line extension agreement are detailed below:

Credit Amount-	$25,000 thousand.
Draw Period-	$10,000 thousand are available from the signing of the agreement until December 31, 2013. An additional $15,000 thousand are available from the signing of the agreement until October 30, 2014.
Repayment date-	24 months after each respective draw.
Prepayment-	Elron will be entitled to make prepayment without any cost at any time.
Repayment upon Exit Transaction-
If Elron receives aggregate proceeds greater than $30,000 thousand from the sale of a Group Company ("Exit Transaction"), SVB will have the right to demand repayment in an amount equal to 50% of the proceeds received in cash (not exceeding the amount of the outstanding debt).

Dividend Distribution-
If Elron distributes a dividend, SVB will have the right to demand repayment in an amount equal to 100% of the dividend (not exceeding the amount of the outstanding debt).

Notwithstanding, should prepayment be made following an Exit Transaction or at Elron's initiative, SVB will not have the right to additional prepayment in the event Elron distributes a dividend up to the amount that was prepaid.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Interest-	Wall Street Journal Prime rate plus 1.75% per annum.
Unused Line Fee-	0.5% per annum of the unused portion of the credit amount.
Collateral-
At the time the credit line is actually utilized, Elron will pledge shares directly held by it in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Should the coverage ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then Elron shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to SVB.

As of the date of this report, Elron has pledged 1,130,000 shares of Given Imaging in favor of SVB pursuant to the terms of the previous credit line, representing, as of September 30, 2013, approximately 3.6% of Given Imaging's outstanding shares.

As of September 30, 2013 the coverage ratio is approximately 5.4, and as of November 8, 2013, the coverage ratio is approximately 5.9.

At September 30, 2013, Elron had a $4,000 thousand debt to banks. RDC had no debt at September 30, 2013.

Main Group Companies' cash flows

	Cash flows from operating activities				Cash balance
	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012	For the three months ended September 30, 2013	For the three months ended September 30, 2012	As of September 30, 2013	As of December 31, 2012
	Unaudited					Audited	Note in Financial Statements
	$ thousands
BrainsGate	(4,415)	(4,442)	(1,402)	(1,320)	10,912	8,707	-
Given Imaging	18,326	16,758	11,710	9,175	30,784	35,442	-
Pocared	(6,294)	(4,052)	(2,360)	(1,263)	2,110	2,047	3.A

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at September 30, 2013, December 31, 2012, and September 30, 2012.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

As of September 30, 2013 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	33,553	4,064	-	37,617
Other account receivables	46	292	217	214	769
Investments in associates	-	-	-	115,834	115,834
Other investments measured at fair value	-	-	-	26,279	26,279
Property, plant and equipment, net	-	-	-	144	144
Intangible assets, net	-	-	-	5,736	5,736
Other long-term receivables	-	3,812	69	150	4,031

Total assets	46	37,657	4,350	158,357	190,410

Liabilities (1)
Trade payables	1	25	138	-	164
Other account payables	-	783	1,367	275	2,425
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	1,272	-	-	1,272
Employee benefits, net	-	-	-	5	5
Long-term taxes	-	-	-	4,741	4,741

Total liabilities	1	6,080	1,505	5,021	12,607

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of December 31, 2012 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	44,766	2,759	-	47,525
Other account receivables	34	1,443	91	296	1,864
Investments in associates	-	-	-	113,217	113,217
Other investments measured at fair value	-	-	-	23,575	23,575
Property, plant and equipment, net	-	-	-	177	177
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,663	64	75	5,802

Total assets	34	51,872	2,914	142,262	197,082

Liabilities (1)
Trade payables	11	49	177	-	237
Other account payables	-	944	1,348	309	2,601
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	864	-	-	864
Employee benefits, net	-	-	-	4	4
Long-term taxes	-	-	-	4,457	4,457

Total liabilities	11	5,857	1,525	4,770	12,163

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

As of September 30, 2012 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	33,818	3,697	-	37,515
Other current assets	46	147	1,212	331	1,736
Investments in associates	-	-	-	112,535	112,535
Other investments measured at fair value	-	-	-	22,167	22,167
Property, plant and equipment, net	-	-	-	210	210
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,414	69	-	5,483

Total assets	46	39,379	4,978	140,165	184,568

Liabilities (1)
Trade payables	-	42	581	-	623
Other account payables	1	792	1,960	502	3,255
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	1,735	-	-	1,735
Employee benefits, net	-	-	-	5	5
Long-term taxes	-	-	-	4,965	4,965

Total liabilities	1	6,569	2,541	5,472	14,583

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the Financial Statements at fair value.

2.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

3.	Sensitivity tests for the influence of interest rate changes on financial assets and financial liabilities were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of September 30, 2013

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables	263	26	13	(26)	(13)
Cash and cash equivalents	4,064	406	203	(406)	(203)
Non-current assets:
Long-term receivables	66	7	3	(7)	(3)
Current liabilities:
Trade payables and other account payables	(1,506)	(151)	(75)	151	75

	2,887	289	144	(289)	(144)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	26,279	2,628	1,314	(2,628)	(1,314)

II. Sensitivity tests of balances as of December 31, 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables	126	13	6	(13)	(6)
Cash and cash equivalents	2,759	276	138	(276)	(138)
Non-current assets:
Long-term receivables	980	98	49	(98)	(49)
Current liabilities:
Trade payables and other account payables	(1,528)	(153)	(76)	153	76

	2,337	234	117	(234)	(117)

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	23,575	2,358	1,179	(2,358)	(1,179)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2013

III. Sensitivity tests of balances as of September 30, 2012

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(3,850)	171	52	26	(183)	(52)	(26)

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,251	125	63	(125)	(63)
Cash and cash equivalents	3,536	354	177	(354)	(177)
Non-current assets:
Long-term receivables	69	7	3	(7)	(3)
Current liabilities:
Trade payables and other account payables	(2,505)	(251)	(125)	251	125

	2,351	235	118	(235)	(118)

Sensitivity test of changes in share prices of other investments (measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	22,167	2,217	1,108	(2,217)	(1,108)

Arie Mientkavich Chairman	Ari Bronshtein CEO

November 10, 2013, Tel Aviv

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of September 30, 2013 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of September 30, 2013

Contents

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT

To The Shareholders Of

ELRON ELECTRONIC INDUSTRIES LTD.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of September 30, 2013 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $65 million as of September 30, 2013, and the Group's share in its earnings amounted to approximately $3,421 thousand and $1,937 thousand for the nine and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 10, 2013	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Current assets
Cash and cash equivalents	37,617	37,515	47,525
Other accounts receivable	3,837	6,444	3,834

	41,454	43,959	51,359

Non-current assets
Investments in associates	115,834	112,535	113,217
Other investments measured at fair value	26,279	22,167	23,575
Other long-term receivables	963	775	3,832
Property, plant and equipment, net	144	210	177
Intangible assets, net	5,736	4,922	4,922

	148,956	140,609	145,723

Total assets	190,410	184,568	197,082

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	164	623	237
Other accounts payable	2,425	3,628	2,601

	2,589	3,891	2,838

Long-term liabilities
Long-term loans from banks	4,000	4,000	4,000
Royalty bearing government grants	1,272	1,722	864
Employee benefits	5	5	4
Long-term taxes	4,741	4,965	4,457

	10,018	10,692	9,325

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,378	190,709
Capital reserves	(5,384)	(9,958)	(9,868)
Accumulated deficit	(36,364)	(36,503)	(28,374)

	158,578	153,490	162,040

Non-controlling interests	19,225	16,495	22,879

Total equity	177,803	169,985	184,919

	190,410	184,568	197,082

The accompanying notes are an integral part of the interim consolidated financial statements.

November 10, 2013
Date of approval of the	Arie Mientkavich	Ari Bronshtein	Yaron Elad
financial statements	Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Gain from disposal and revaluation of investee companies and changes in holdings, net	4,177	19,879	1,909	3,797	39,426
Financial income	661	1,199	157	282	1,241

	4,838	21,078	2,066	4,079	40,667
Cost and expenses
Research and development expenses, net	3,505	4,963	1,222	1,834	6,869
Selling and marketing expenses	332	561	114	297	905
General and administrative expenses	4,450	5,571	1,498	1,438	7,190
Equity in losses of associates, net	6,508	6,563	1,295	1,572	8,357
Financial expenses	479	1,989	107	155	2,052
Other expenses (income), net	(3,496)	514	(3,513)	14	(282)

	11,778	20,161	723	5,310	25,091

Income (loss) before taxes on income	(6,940)	917	1,343	(1,231)	15,576
Tax benefit (taxes on income)	(39)	231	(39)	70	262

Net income (loss)	(6,979)	1,148	1,304	(1,161)	15,838

Attributable to:
The Company's shareholders	(5,927)	(3,631)	1,706	(533)	4,357
Non-controlling interests	(1,052)	4,779	(402)	(628)	11,481

	(6,979)	1,148	1,304	(1,161)	15,838

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic and diluted net income (loss) per share	(0.21)	(0.16)	0.04	(0.03)	0.09

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands

Net income (loss)	(6,979)	1,148	1,304	(1,161)	15,838

Other comprehensive income (loss) (after tax)

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(468)	(1,380)	(39)	(47)	(1,313)
Group's share of other comprehensive income, net, of companies accounted for under the equity method	-	-	-	-	164

Total loss that would never be reclassified to profit or loss	(468)	(1,380)	(39)	(47)	(1,149)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operations	-	(54)	-	(1)	(54)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	68	-	68	80

Total gain that would be reclassified to profit or loss	-	14	-	67	26

Total other comprehensive income (loss)	(468)	(1,366)	(39)	20	(1,123)

Total comprehensive income (loss)	(7,447)	(218)	1,265	(1,141)	14,715

Attributable to:
Company's shareholders	(6,395)	(4,994)	1,667	(513)	3,214
Non-controlling interests	(1,052)	4,776	(402)	(628)	11,501

	(7,447)	(218)	1,265	(1,141)	14,715

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2013 (Audited)	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive loss	-		-	-	(468)	-	-	(5,927)	(6,395)	(1,052)	(7,447)
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(61)	(61)
Change in non-controlling interests subsequent to the transfer of the investment in Navitrio to RDC (see Note 3.C)	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-	*)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income	-		-	-	2,063	-	-	(2,063)	-	-	-

Balance at September 30, 2013	9,573		190,753	351	(9,731)	3,996	-	(36,364)	158,578	19,225	177,803

*)           Amount less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2012 (audited)	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(1,380)	17	-	-	(3,631)	(4,994)	4,776	(218)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	405	405
Expiration of share-based payment instruments	-	-	-	-	-	-	(695)	695	-	-	-
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Investment in subsidiary by RDC	-	-	-	-	-	178	-	-	178	(178)	-
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)

Balance at September 30, 2012	9,573	190,378	351	(11,393)	(12)	1,096	480	(36,983)	153,490	16,495	169,985

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at July 1, 2013	9,573	190,753	351	(11,755)	1,824	(36,007)	154,739	21,490	176,229

Total comprehensive income (loss)	-	-	-	(39)	-	1,706	1,667	(402)	1,265
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	(39)	(39)
Change in non-controlling interests subsequent to the transfer of the investment in Navitrio to RDC (see Note 3.C)	-	-	-	-	2,172	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	348	348
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	2,063	-	(2,063)	-	-	-

Balance at September 30, 2013	9,573	190,753	351	(9,731)	3,996	(36,364)	158,578	19,225	177,803

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at July 1, 2012	9,573	190,378	351	(11,346)	(79)	1,035	480	(36,450)	153,942	17,115	171,057

Total comprehensive income (loss)	-	-	-	(47)	67	-	-	(533)	(513)	(628)	(1,141)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	69	69
Investment in subsidiary by RDC	-	-	-	-	-	61	-	-	61	(61)	-

Balance at September 30, 2012	9,573	190,378	351	(11,393)	(12)	1,096	480	(36,983)	153,490	16,495	169,985

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands

Balance at January 1, 2012	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(1,313)	29	-	-	4,498	3,214	11,501	14,715
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	492	492
Exercise of options into shares in a subsidiary	-	-	-	-	-	11	-	-	11	11	22
Expiration of share-based payments	-	-	-	-	-	-	(695)	695	-	-	-
Exercise of options into shares of the Company	-*)	331	-	-	-	-	(89)	89	331	-	331
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(439)	(439)
Investment in subsidiary by RDC	-	-	-	-	-	178	-	-	178	(178)	-

Balance at December 31, 2012	9,573	190,709	351	(11,326)	-	1,107	391	(28,765)	162,040	22,879	184,919

*)           Amount less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands
Cash flows from operating activities
Net income (loss)	(6,979)	1,148	1,304	(1,161)	15,838

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	63	66	16	21	83
Financial income, net	(494)	(184)	(118)	(119)	(299)
Stock based compensation and changes in liability in respect of options	(94)	379	(51)	59	454
Gain from cancellation of impairment in financial assets (see also Note 3.E)	(3,522)	-	(3,522)	-	-
Change in fair value of financial assets measured at fair value	-	1,407	-	90	1,407
Gain from disposal and revaluation of investee companies and changes in holdings, net	(4,177)	(19,879)	(1,909)	(3,797)	(39,426)
Equity in losses of associates, net	6,508	6,563	1,295	1,572	8,357
Taxes on income (tax benefit)	39	(231)	39	(70)	(262)
Other	(110)	(592)	(44)	(308)	(485)

	(1,787)	(12,471)	(4,294)	(2,552)	(30,171)
Changes in assets and liabilities:

Decrease in other accounts receivables	189	644	103	260	449
Decrease in inventories	-	99	-	-	99
Increase (decrease) in liabilities in respect of government grants	42	(429)	28	(172)	(507)
Increase (decrease) in trade payables	(83)	(33)	(12)	58	(165)
Decrease in other accounts payables	(319)	(1,264)	(89)	(1,292)	(1,306)

	(171)	(983)	30	(1,146)	(1,430)
Cash paid and received during the period for:

Taxes paid	-	(1,455)	-	(1,455)	(2,170)
Taxes received	-	1,734	-	1,734	1,734
Interest paid	(128)	(132)	(45)	(43)	(174)
Interest received	202	316	54	162	473

	74	463	9	398	(137)

Net cash used in operating activities	(8,863)	(11,843)	(2,951)	(4,461)	(15,900)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(22)	(36)	(5)	(13)	(57)
Investment in associates and other companies	(6,875)	(10,880)	(3,567)	(6,539)	(12,230)
Proceeds from sale of property and equipment	1	6	1	6	6
Purchase of first time consolidated company	184	-	184	-	-
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	1,970	39,440	-	-	51,651
Proceeds from sale of Starling's operation	-	-	-	-	2,745
Proceeds from sale of associates and other companies	23	2,167	-	1,917	2,218
Proceeds from repayment of debentures (see also Note 3.E)	1,698	-	1,698	-	-
Proceeds from sale of financial assets measured at fair value	29	1,748	29	40	1,748
Investments in deposits	930	(883)	-	(411)	(930)

Net cash provided by (used in) investment activities	(2,062)	31,562	(1,660)	(5,000)	45,151

Cash flows from financing activities
Receipt of government grants	553	1,146	443	96	1,291
Proceeds from exercise of options	44	-	-	-	331
Investment of non-controlling interests in subsidiaries	-	-	-	-	22
Dividend paid to the Company's shareholders	-	(15,000)	-	(15,000)	(15,000)
Dividend paid to non-controlling interests	-	(8,871)	-	-	(8,871)
Purchase of shares of subsidiary from non-controlling interests	-	(414)	-	-	(414)
Receipt of long-term loans from banks and others	-	5,000	-	-	5,000
Repayment of other long-term loans and liabilities	-	(4,339)	-	(1,000)	(4,339)

Net cash provided by (used in) financing activities	597	(22,478)	443	(15,904)	(21,980)

Exchange rate differences in respect of cash and cash equivalents	420	212	109	(81)	192

Increase (decrease) in cash and cash equivalents	(9,908)	(2,547)	(4,059)	(25,446)	7,463
Cash and cash equivalents as of beginning of the period	47,525	40,062	41,676	62,961	40,062

Cash and cash equivalents as of end of the period	37,617	37,515	37,617	37,515	47,525
The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 1 -	GENERAL

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange, its main trade market, and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of September 30, 2013.

The accompanying consolidated financial statements have been prepared as of September 30, 2013, and for the nine and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2012 and the year then ended and accompanying notes ("the annual consolidated financial statements").

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, regarding presentation of items of Other Comprehensive Income ("OCI"). According to the amendment items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss.

The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment is applied retrospectively. The necessary disclosures are included in the Company's consolidated financial statements once applicable.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 2 –          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13 - Fair Value Measurement

In May 2011 the IASB issued IFRS 13 ("IFRS 13"). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The application of this standard did not have any material impact on the Company's consolidated financial statements.

NOTE 3 –	MATERIAL CHANGES DURING THE REPORTING PERIOD

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 41% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.a) to the annual consolidated financial statements, in January 2011, Pocared signed an investment agreement with its major shareholders, including Elron, whereby a total amount of approximately $17,000 was advanced in four equal installments in consideration for Preferred F shares. During 2011, three installments were advanced to Pocared in an aggregate amount of approximately $13,300. Elron's share in these installments was approximately $6,000. In January 2013, the fourth and last installment was advanced to Pocared in the amount of approximately $3,700. Elron's share in this installment was approximately $1,700.

In May 2013, Pocared signed an investment agreement with its major shareholders, including Elron, whereby a total amount of up to $10,000 will be advanced in two installments in consideration for additional Preferred F shares. The first installment in respect of this investment in the amount of approximately $3,000 was advanced in the same month. Elron's share in this installment was approximately $1,400. The second installment will be advanced conditionally upon Pocared achieving a certain milestone as stipulated in the agreement. Elron's holding in Pocared did not change significantly as a result from this investment agreement.

In October 2013, subsequent to the reporting date, Pocared's major shareholders, including Elron, granted Pocared a loan in the amount of $2,000. Elron's share in this loan was approximately $900.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 3 –          MATERIAL CHANGES DURING THE REPORTING PERIOD (Cont.)

B.	Wavion

As mentioned in Note 3.C.2.g) to the annual consolidated financial statements, in November 2011, the sale of all of the shares of Wavion Inc. to Alvarion Ltd. was completed. According to the sale agreement, an amount of approximately $1,900 was deposited in escrow.

In February 2013, the Company received the escrow deposit in the amount of approximately $1,900. This amount was recognized in 2011 as a gain from disposal of investee companies in the statement of income.

C.	Navitrio

Navitrio Ltd. ("Navitrio"), a subsidiary, was founded in 2011 in order to invest in companies in the digital field. Until the date of transfer of the investment in Navitrio to RDC Rafael Development Corporation Ltd ("RDC") (as detailed below), Elron directly held 85% of Navitrio's outstanding shares, and was the sole financer of Navitrio's operations.

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP Holding Technology Ltd, a subsidiary fully owned by Elron.

From the date of inception of Navitrio until the date of transfer of the investment in Navitrio to RDC, Elron invested in Navitrio an amount of $5,000.

In July 2013, Elron transferred its investment in Navitrio, including any rights and obligations in connection with this investment, to RDC in consideration for $5,000, subject to adjustments. As a result, Navitrio became an RDC subsidiary. Subsequent to this transaction, RDC held 85% of Navitrio's outstanding shares. As a result, the Company recognized in the third quarter of 2013 a capital reserve from transactions with non-controlling interests in the amount of approximately $2,172.

In addition, in July 2013, Navitrio signed an investment agreement with RDC, in the amount of $2,000 in consideration for Preferred A shares. An amount of $1,000 was advanced immediately. As of the reporting date, RDC holds approximately 87% of Navitrio's outstanding shares. After the entire amount is advanced, RDC is expected to hold approximately 89% of Navitrio's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 3 –          MATERIAL CHANGES DURING THE REPORTING PERIOD (Cont.)

D.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 22% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

In October 2010, Notal signed an investment agreement with its major shareholders, including Elron, and new investors, whereby approximately $8,000 was advanced in consideration for Preferred C shares and warrants for Preferred C shares. For details regarding the investment agreement and the extension of that agreement in June 2012, see Note 3.C.1.c) to the annual consolidated financial statements.

In July 2013, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 to be advanced in two installments (Elron's share in this amount is approximately $1,940) and an option to participate in an additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an additional extension of the investment agreement signed in October 2010. The first installment in the amount of $5,000 was advanced in July 2013. Elron's share in the first installment was approximately $970. Elron's holding in Notal did not change significantly resulting from the extension of the investment agreement.

E.	Enablence

As mentioned in Note 16.H(2) to the annual consolidated financial statements, Elron held shares and debentures of Enablence Technologies Inc. ("Enablence"). The debentures' par value was approximately $3,779 and the investment in these debentures was treated in the financial statements as a financial asset measured at amortized cost. In 2011, due to substantial doubt in Enablence's ability to repay its debt, Elron recognized an impairment of the entire debentures balance. In 2012, Enablence paid a negligible portion of its debt to the holders of the debentures (Elron's share was approximately $283). As a result, the Company recognized a partial cancellation of the impairment charge recognized in 2011.

In September 2013, Enablence completed a financing round with a new investor in the amount $15,000 thousand CAD. Simultaneously, a settlement agreement between Enablence and its debenture-holders, including Elron, for the partial repayment of the debt was also completed.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 3 –          MATERIAL CHANGES DURING THE REPORTING PERIOD (Cont.)

E.	Enablence (Cont.)

According to the settlement agreement, out of the consideration Enablence paid to the debenture-holders, Elron received consideration, as follows: approximately $1,700 in cash, of which an amount of $400 was paid in Enablence shares which were purchased for cash by an Enablence shareholder as part of the settlement agreement; and 5,880,104 Enablence shares (constituting approximately 4% of Enablence's outstanding shares), which are subject to a four month lockup period in accordance with Canadian securities legislation. The value of the shares received, as of the transaction date (less a discount in respect of the lockup period) is approximately $1,800. In addition, pursuant to the settlement agreement, the debenture-holders, including Elron, waived the outstanding debt and released Enablence from any claims in connection with the debentures.

As a result of the settlement agreement, Elron recorded in the third quarter of 2013 a net gain in the amount of approximately $3,500 in respect of a partial cancellation of the impairment recognized in 2011. The above-mentioned gain is presented under line item other expenses (income), net in the income statement.

The investment in Enablence shares is accounted for as a financial asset measured at fair value through other comprehensive income.

F.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Prior to the investment agreement, as detailed below, Kyma was a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 73% held by RDC.

In October 2013, subsequent to the reporting date, Kyma, RDC and a new investor completed an investment agreement in the amount of $6,000 to be advanced in two installments in consideration for Preferred C shares (RDC's share in this amount is approximately $2,000). In addition, the new investor also received warrants for Preferred C shares (exercisable from the investment date), which will afford the new investor the option to invest in Kyma an additional amount of $4,000. The first installment in respect of this investment in the amount of $3,000 was advanced immediately. RDC's share in the first installment was $1,000. Following the first installment, RDC's holding in Kyma's outstanding shares decreased to approximately 64%.

The second installment is expected to take place in January 2014 (noting that the new investor has the right to advance its share sooner at any time). Following the second installment and the exercise of the warrants, RDC's holding in Kyma's outstanding shares is expected to decrease to approximately 45%. After this investment, which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma will be accounted for under the equity method of accounting. As a result, and in accordance with IFRS 10's provisions, Elron is expected to recognize a (consolidated) net gain in the amount of approximately $2,800 (a net gain in the amount of approximately $1,400 attributable to Elron's shareholders), resulting mainly from the revaluation to fair value of RDC's investment in Kyma.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 3 –          MATERIAL CHANGES DURING THE REPORTING PERIOD (Cont.)

G.	CartiHeal

CartiHeal (2009) Ltd ("CartiHeal") is a company that is developing an implant for repair of articular cartilage and osteochondral defects. As of the reporting date, Elron holds approximately 32% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.b) to the annual consolidated financial statements, in July 2012, Elron joined the existing investment agreement between CartiHeal and its shareholders and invested an amount of $2,500 in CartiHeal, in consideration for Preferred D shares and warrants for Preferred D shares. In September 2013, CartiHeal's shareholders, including Elron, excercised the warrants for Preferred D shares, in consideration for $5,000 (Elron's share was $2,500). As a result, Elron's holding in CartiHeal's outstanding shares increased from approximately 24% to approximately 32%.

H.	Credit Line

As mentioned in Note 11 (1) to the annual consolidated financial statements, in 2011, Elron entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000, which was available until May 2013 (the "Original Credit Line"). In 2012, the Company drew from the Original Credit Line, a loan in the amount of $5,000 and later prepaid an amount of $1,000 out of the loan balance. As of September 30, 2013 the debt balance, in accordance with the Original Credit Line, is $4,000, to be paid in April 2015.

In order to diversify and ensure additional sources of financing for the Company towards continued investing in group companies and new companies and finance its ongoing operations, and since the Original Credit Line was not fully utilized and was about to expire, in April 2013, Elron entered into an agreement with the Bank to extend the credit line in the amount of $25,000 (the "Credit Line Extension Agreement"). Of this amount, $10,000 will be available until December 31, 2013 and $15,000 will be available until October 30, 2014. During this period, the Company will be entitled to draw down loans for periods of up to 2 years from the date of each respective draw down, at the Wall Street Journal prime rate of interest plus 1.75% per annum. According to the terms of the Credit Line Extension Agreement, the Company will be able to make early repayment of all the loans at any time without any cost.

In addition, according to the Credit Line Extension Agreement, if Elron receives aggregate proceeds greater than $30,000 from the sale of a group company ("Exit Transaction"), the Bank will have the right to demand repayment in an amount equal to 50% of the proceeds received in cash (not exceeding the amount of the outstanding debt). If Elron distributes a dividend, the Bank will have the right to demand repayment in an amount equal to the dividend distributed (not exceeding the amount of the outstanding debt). Notwithstanding, should prepayment be made following an Exit Transaction or at Elron's initiative, the Bank will not have the right to additional prepayment in the event Elron distributes a dividend up to the amount that was prepaid.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 3 –          MATERIAL CHANGES DURING THE REPORTING PERIOD (Cont.)

H.	Credit Line (Cont.)

As in the Original Credit Line, the Credit Line Extension Agreement stipulates that at the time the credit line is actually utilized, the Company will pledge shares of Given Imaging Ltd. ("Given") directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized.

As of the reporting date and as of November 8, 2013, the Company has pledged 1,130,000 Given shares held by it in favor of the Bank. The coverage ratio as of these dates is approximately 5.4 and 5.9, respectively.

NOTE 4 -           CONTINGENT LIABILITIES

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 15 to the annual consolidated financial statements, approved for publication on March 10, 2013.

NOTE 5 -	INCLUSION OF THE FINANCIAL STATEMENTS OF ASSOCIATE COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD OF ACCOUNTING

The Company is enclosing the financial statements of Pocared and BrainsGate Ltd. in these financial statements.

The Company did not enclose the financial statements of CartiHeal even though the amount included in the statement of profit or loss in respect of the investment in this company constituted more than 20% of the absolute value of the net income attributed to the Company's shareholders, as this condition was not met in the previous reporting period and is not expected to be met in the next reporting period.

The Company did not include condensed data or the financial statements of Given, a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 6-
SUMMARIZED DATA OF THE FINANCIAL STATEMENTS OF CERTAIN ASSOCIATE COMPANIES, UNADJUSTED TO THE GROUP'S RATE OF HOLDINGS IN CONFORMITY WITH THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of September 30, 2013 (unaudited)
Cartiheal (2009) Ltd.	7,286	259	7,545	249	710	959	6,586	-

As of September 30, 2012 (unaudited)
Cartiheal (2009) Ltd.	4,509	70	4,579	112	2,299	2,411	2,168	-

As of December 31, 2012 (audited)
Cartiheal (2009) Ltd.	4,136	138	4,274	221	2,148	2,369	1,905	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
For the nine months period ended September 30, 2013 (unaudited)
Cartiheal (2009) Ltd.	-	-	(2,312)	(2,025)	(2,025)	(2,025)	-

Nine months ended September 30, 2012 (unaudited)
Cartiheal (2009) Ltd.	-	-	(939)	(1,127)	(1,127)	(1,127)	-

For the three months period ended September 30, 2013 (unaudited)
Cartiheal (2009) Ltd.	-	-	(880)	(766)	(766)	(766)	-

Three months ended September 30, 2012 (unaudited)
Cartiheal (2009) Ltd.	-	-	(369)	(348)	(348)	(348)	-

For the year ended December 31, 2012 (audited)
Cartiheal (2009) Ltd.	-	-	(1,827)	(1,698)	(1,698)	(1,698)	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 7 –          FINANCIAL INSTRUMENTS

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, other investments measured at fair value, other long term receivables, other accounts payable, trade payables, royalty bearing government grants and long term loans from banks and others, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value as of September 30, 2013:

	Level 1	Level 2		Level 3

Other investments measured at fair value	425	1,536	(*)	24,318

(*)
As noted above in Note 3.E, shares of Enablence received under the settlement agreement are subject to a four month lockup period. As of September 30, 2013, the fair value of the investment in Enablence's restricted shares was determined by reference to their quoted market price less a discount in respect of the lockup period. The discount was estimated based on the Option Pricing Model method and amounted to approximately $460 as of September 30, 2013. The discount alone was measured according to level 2, and deducted from the quoted market price of the shares according to level 1.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 7 –          FINANCIAL INSTRUMENTS (CONT.)

Changes in financial assets classified in Level 3:

Financial assets measured at fair value

Balance as of January 1, 2013	23,397

Total recognized gain (loss):
In profit or loss (*)	477
In other comprehensive income (loss)	(523)
Investment	967

Balance as of September 30, 2013	24,318

Balance as of July 1, 2013	23,351

Investment	967

Balance as of September 30, 2013	24,318

(*)	The total gain for the period that is included in profit or loss is relating to assets held at the end of the reporting period.

NOTE 8 –          COMPONENTS OF COMPREHENSIVE INCOME (LOSS)

Nine months period ended September 30, 2013 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Total	Non-controlling interests	Total

Loss	(5,927)	-	(5,927)	(1,052)	(6,979)
Loss from financial assets measured at fair value through other comprehensive income	-	(468)	(468)	-	(468)

Total other comprehensive loss	-	(468)	(468)	-	(468)

Total comprehensive loss	(5,927)	(468)	(6,395)	(1,052)	(7,447)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 8 –          COMPONENTS OF COMPREHENSIVE INCOME (LOSS)

Nine months ended September 30, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income (loss)	(3,631)	-	-	(3,631)	4,779	1,148

Loss from financial assets measured at fair value through other comprehensive income	-	(1,380)	-	(1,380)	-	(1,380)
Foreign currency translation differences for foreign operations			(51)	(51)	(3)	(54)
Foreign currency translation charged to the statement of income upon disposal of foreign operations	-	-	68	68	-	68

Total other comprehensive income (loss)	-	(1,380)	17	(1,363)	(3)	(1,366)

Total comprehensive income (loss)	(3,631)	(1,380)	17	(4,994)	4,776	(218)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 8 –	COMPONENTS OF COMPREHENSIVE INCOME (LOSS) (Cont.)

Three months period ended September 30, 2013 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Total	Non-controlling interests	Total

Net income (loss)	1,706	-	1,706	(402)	1,304

Loss from financial assets measured at fair value through other comprehensive income	-	(39)	(39)	-	(39)

Total other comprehensive loss	-	(39)	(39)	-	(39)

Total comprehensive income (loss)	1,706	(39)	1,667	(402)	1,265

Three months ended September 30, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(533)	-	-	(533)	(628)	(1,161)
Loss from financial assets measured at fair value through other comprehensive income	-	(47)	-	(47)	-	(47)
Foreign currency translation differences for foreign operations	-	-	(1)	(1)	-	(1)
Foreign currency translation charged to the statement of income upon disposal of foreign operations	-	-	68	68	-	68

Total other comprehensive income (loss)	-	(47)	67	20	-	20

Total comprehensive income (loss)	(533)	(47)	67	(513)	(628)	(1,141)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 8 -	COMPONENTS OF COMPREHENSIVE INCOME (LOSS) (Cont.)

Year ended December 31, 2012 (audited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total

Net gain	4,357	-	-	4,357	11,481	15,838
Loss from financial assets measured at fair value through other comprehensive income	-	(1,313)	-	(1,313)	-	(1,313)
Adjustments arising from translating financial statements of foreign operations	-	-	(51)	(51)	(3)	(54)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80	80	-	80
Group's share of net other comprehensive income of companies accounted for under the equity method	141	-	-	141	23	164

Total other comprehensive income (loss)	141	(1,313)	29	(1,143)	20	(1,123)

Total comprehensive income (loss)	4,498	(1,313)	29	3,214	11,501	14,715

Elron Electronic Industries Ltd.

Annex to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Details regarding investments in the interim consolidated financial statements as of September 30, 2013

			Consolidated rate of	Elron's effective	Fully diluted consolidated	Elron's fully diluted effective	Consolidated carrying value of investment	Market value of investment
			holdings	rate of	rate	rate	September
	Rate of holdings in equity		in	holdings	of	of	30,	September 30,		November 8,
	Elron (1)	RDC(2)	equity	in equity (3)	holdings	holdings (3)	2013	2013		2013
	%						$ thousands
Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	-	45.94	45.94	20.06	43.33	18.92	11	-		-
Kyma Medical Technologies Ltd.	-	72.85	72.85	36.5	60.8	30.46	475	-		-
SmartWave Medical Ltd.	-	100	100	50.1	89.77	44.97	(191)	-		-
Pose POS Ltd. (formerly Blits Branding Ltd.)	-	43.3	43.3	18.9	45.16	19.72	675	-		-

Associates:

Given Imaging Ltd.	21.36	8.36	29.72	25.55	26.21	22.53	109,336	182,008		206,144
NuLens Ltd.	34.72	-	34.72	34.72	29.84	29.84	-	-		-
BrainsGate Ltd.	29.87	-	29.87	29.87	26.82	26.82	1,278	-		-
Pocared Diagnostics Ltd.	41.35	-	41.35	41.35	37.67	37.67	1,886	-		-
Cartiheal (2009) Ltd.	32.31	-	32.31	32.31	27.55	27.55	3,210	-		-
Numbeez Ltd.	-	38.71	38.71	16.9	34.29	14.97	124	-		-
Plymedia Inc.	27.68	-	27.68	27.68	19.67	19.67	-	-		-

Other investments:

Notal Vision Inc.	22.34	-	22.34	22.34	17.79	17.79	7,904	-		-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	11,380	-		-
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.6	6.6	130	-		-
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,290	-		-
Enablence Technologies Inc.	4.51	-	4.51	4.51	N/A	N/A	1,961	1,961	(4)	1,044	(4)
Whitewater Ltd.	2.9	-	2.9	2.9	1.45	1.45	549	-		-

(1)	Including holding through Elron's fully-owned subsidiaries.
(2)	Including holding through Navitrio.
(3)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 87% (RDC's holding rate in Navitrio) and by 50.10% (Elron's holding rate in RDC).
(4)	The value of the Enablence shares was determined based on their quoted price on the TSX Venture Exchange and less a discount in respect of the lock-up period (see also Note 3.E above).

POCARED DIAGNOSTICS LTD.
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Board of Directors
Pocared Diagnostics Ltd. (a development stage company)

Re:    Auditors report on review to the Shareholders of Pocared
       Diagnostics LTD (a development stage company)

We have reviewed the accompanying financial information of Pocared Diagnostics Ltd. and its subsidiary (a development stage company) (together "the Company") which comprises the condensed balance sheet as of September 30, 2013 and 2012 and the related condensed consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the nine and three months period ended September 30, 2013 and 2012 and for the period from January 1, 2005 (date of inception) through September 30, 2013. This condensed financial information is the responsibility of the Company's management.

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial information referred to above in order for them to be in conformity with United States generally accepted accounting principles, which differ in certain aspects from international financial reporting standarts, as described in note 5 to the consolidated financial statements.

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated financial statements, the Company has incurred losses in the amount of $ 6,642 thousand during the nine month period ended September 30, 2013, has an accumulated deficit during the development stage of $ 62,095 thousand as of September 30, 2013, and has an accumulated negative cash flow from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters are described in Note 1c). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 29 , 2013	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,093	$4,178	$2,047
Short-term bank deposit	17	-	-
Restricted cash	147	91	99
Inventory	799	910	802
Accounts receivable	217	243	222

Total current assets	3,273	5,422	3,170

PROPERTY AND EQUIPMENT, NET	865	744	710

LONG-TERM DEPOSIT	20	16	16

Total assets	$4,158	$6,182	$3,896

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Trade payables	$154	$205	$168
Employees and payroll accruals	270	251	304
Accrued expenses	560	361	418

Total current liabilities	984	817	890

CONVERTIBLE PREFERRED SHARES (Note 4)

Preferred A shares, NIS 0.01 par value; Authorized: 1,500,000 shares at September 30, 2013 and 2012 and December 31, 2012; Issued and outstanding: 1,333,333 shares at September 30, 2013 and 2012 and December 31, 2012	300	300	300
Preferred B shares, NIS 0.01 par value; Authorized: 1,550,000 shares at September 30, 2013 and 2012 and December 31, 2012; Issued and outstanding: 1,507,341 shares at September 30, 2013 and 2012 and December 31, 2012	1,634	1,634	1,634
Preferred C shares, NIS 0.01 par value; Authorized: 1,000,000 shares at September 30, 2013 and 2012 and December 31, 2012; Issued and outstanding: 760,501 shares at September 30, 2013 and 2012 and December 31, 2012	1,280	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.01 par value; Authorized: 9,660,000 shares at September 30, 2013 2012 and December 31, 2012; Issued and outstanding: 9,573,601 shares at September 30, 2013 and 2012 and December 31, 2012	25,288	25,288	25,288
Preferred E shares, NIS 0.01 par value; Authorized: 11,000,000 shares at September 30, 2013 and 2012 and December 31, 2012; Issued and outstanding: 10,413,052 shares at September 30, 2013 and 2012 December 31, 2012	6,548	6,548	6,548
Preferred F shares, NIS 0.01 par value; Authorized: 66,000,000 shares at September 30, 2013 and 44,000,000 shares at September 30, 2012 and December 31, 2012; Issued and outstanding: 48,302,205 and 37,172,832 and 37,172,832 shares at September 30, 2013 and 2012 and December 31, 2012, respectively.	29,195	22,462	22,462
Liquidation preference of Preferred shares at September 30, 2013 amounted to $ 108,428

	64,245	57,512	57,512
SHAREHOLDERS' DEFICIENCY:

Ordinary shares, NIS 0.001 par value; Authorized: 113,000,000 share as of September 30, 2013 and 2012 (unaudited) and December 31, 2012; Issued and outstanding: 2,000,000 shares as of September 30, 2013and 2012 (unaudited) and December 31, 2012;	4	4	4
Additional paid-in capital	1,020	922	943
Deficit accumulated during the development stage	(62,095)	(53,073)	(55,453)

Total shareholders' deficiency	(61,071)	(52,147)	(54,506)

Total liabilities and shareholders' deficiency	$4,158	$6,182	$3,896

The accompanying notes are an integral part of the interim consolidated financial statements.

October 29 , 2013
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich levy Finance Manager

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through September 30,
	2013	2012	2013	2012	2012	2013
	Unaudited				Audited	Unaudited

Operating expenses:

Research and development	$4,619	$3,058	$1,732	$1,049	$4,964	$50,574
Marketing	143	217	47	74	253	640
General and administrative	1,860	1,419	713	440	1,852	10,188

Operating loss	6,622	4,694	2,492	1,563	7,069	61,402
Financial expenses (income), net	(11)	(21)	2	(5)	(26)	553

Loss before income taxes	6,611	4,673	2,494	1,558	7,043	61,955
Income taxes	31	23	11	(4)	33	140

Net loss	$6,642	$4,696	$2,505	$1,554	$7,076	$62,095

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

Issuance of Preferred D shares(at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	126	-	126
Net loss	-	-	-	-	-	(7,076)	(7,076)

Balance as of December 31, 2012	60,760,660	57,512	2,000,000	4	943	(55,453)	(54,506)

Issuance of Preferred F shares (at $0.605)	11,129,374	6,733	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees					77	-	77
Net loss	-	-	-	-	-	(6,642)	(6,642)

Balance as of September 30, 2013 (unaudited)	71,890,034	$64,245	2,000,000	$4	$1,020	$(62,095)	$(61,071)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2012	60,760,660	$57,512	2,000,000	$4	$817	$(48,377)	$(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	105	-	105
Net loss	-	-	-	-	-	(4,696)	(4,696)

Balance as of September 30, 2012 (unaudited)	60,760,660	$57,512	2,000,000	$4	$922	$(53,073)	$(52,147)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through September 30,
	2013	2012	2013	2012	2012	2013
	Unaudited				Audited	Unaudited
Cash flows from operating activities:
Net loss	$(6,642)	$(4,696)	$(2,505)	$(1,554)	$(7,076)	$(62,095)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	162	162	54	55	213	635
Increase in interest on convertible loan	-	-	-	-	-	941
Revaluation of restricted cash	11	(1)	(3)	(1)	(3)	12
Stock-based compensation related to employees and service providers	77	105	30	29	126	1,020
Decrease (increase) in inventory	3	343	56	(65)	451	(799)
Decrease (increase) in accounts receivable	5	(59)	(46)	(47)	2	(217)
Increase (decrease) in long-term deposit	(4)	2	(3)	2		(19)
Increase (decrease) in trade payables	(14)	(3)	(122)	110	(40)	154
Increase (decrease) in accrued expenses	142	78	178	166	135	560
Increase (decrease) in employees and payroll accruals	(34)	17	-	42	70	270

Net cash used in operating activities	(6,294)	(4,052)	(2,361)	(1,263)	(6,160)	(59,538)

Cash flows from investing activities:
Investment in restricted cash	(59)	(14)	-	-	(20)	(159)
Proceeds from short-term deposit		2,011	433	550	2,011	2,444
Investment in short-term deposit	(17)	-	(17)	-	-	(2,461)
Purchase of property and equipment	(317)	(104)	(62)	(6)	(121)	(1,500)

Net cash provided by (used in) investing activities	(393)	1,893	354	544	1,870	(1,676)

Cash flows from financing activities:
Proceeds from convertible loan	-	-	-	-	-	22,982
Proceeds from issuance of Preferred shares, net	6,733	-	-	-	-	40,325

Net cash provided by financing activities	6,733	-	-	-	-	63,307

Increase (decrease) in cash and cash equivalents	46	(2,159)	(2,007)	(719)	(4,290)	2,093
Cash and cash equivalents at beginning of period	2,047	6,337	4,100	4,897	6,337	0

Cash and cash equivalents at end of period	$2,093	$4,178	$2,093	$4,178	$2,047	$2,093

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the Subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred losses in the amount of $ 6,642 during the  nine months ended September 30, 2013, has an accumulated deficit during the development stage of $ 62,095 as of September 30, 2013 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through the private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements as of September 30, 2013, are consistent with those applied in the financial statements as of December 31, 2012.

These financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of December 31, 2012 and their accompanying notes.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with accounting United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine and three months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

NOTE 4:-	CONVERTIBLE PREFERRED SHARES

Share issuance:

1.	On February 18, 2013 the Company received the fourth installment and issued 6,170,799 shares in consideration of $ 3,733.

2.
In  May 13,2013 the Company effected a private placement. On June 9,2013 the Company issued and 4,958,678 Preferred F shares in consideration of the first installment of $ 3,000. Under this private placement the Company will issue up to an additional 11,570,925 Preferred F shares in consideration of up to $ 7,000 based on completionstipulated milestone.

Note 5:-	SUBSEQUENT EVENT

On October 2013, the Company entered into convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of  $ 2,000. The loans bear an annual interest at the rate of 8%.

NOTE 6:-	RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with ASC 480 the redeemable convertible preferred shares are presented outside of permanent equity.

c.
Reconciliations to the statement of income, as of September 30,2013 since the redemption event is not probable no adjustment to the value under U.S. GAAP has been recorded and therefore no income statement difference between U.S. GAAP and IFRS exists.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance at December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)
Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance at December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682
Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance at December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63
Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)
Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance at December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance at December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance at December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126	-	126
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,076)	(7,076)

Balance at December 31, 2012	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,863	$(58,059)	$3,006

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2012	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,863	$(58,059)	$3,006
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	11,129,373	31	6,702	-	6,733
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	77	-	77
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,642)	(6,642)

Balance at September 30, 2013 (unaudited)	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	48,302,205	$135	$67,642	$(64,701)	$3,174

BRAINSGATE LTD.
(A development stage company)

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Board of Directors
Brainsgate Ltd. (a development stage company)

Re:    Auditors report on review to the Shareholders of
          Brainsgate Ltd. (a development stage company)

We have reviewed the accompanying financial information of Brainsgate Ltd. (a development stage company) ("the Company") which comprises the condensed balance sheet as of September 30, 2013 and 2012 and the related condensed statements of operations, changes in shareholders' equity and cash flows for the nine and three months period ended September 30, 2013 and 2012 and for the period from July 30, 2000 (date of inception) through September 30, 2013. This condensed financial information is the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our opinion we draw attention to Note 1b regarding the funding requirements of the Company.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 16, 2013	A Member of Ernst & Young Global

BRAINSGATE LTD.
(A development stage company)
BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2013	2012	2012
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,912	$12,024	$8,707
Short-term bank deposits	-	4,539	6,648
Accounts receivable	101	147	148

TOTAL CURRENT ASSETS	11,013	16,710	15,503

RESTRICTED CASH	58	51	53

LONG-TERM DEPOSITS	12	14	13

SEVERANCE PAY FUND	589	652	580

PROPERTY AND EQUIPMENT, NET	92	118	98

TOTAL ASSETS	$11,764	$17,545	$16,247

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$-	$25	$162
Employees and payroll accruals	483	424	438
Other account payables and accrued expenses	2,076	1,759	1,737

TOTAL CURRENT LIABILITIES	2,559	2,208	2,337

ACCRUED SEVERANCE PAY	610	693	601

SHAREHOLDERS' EQUITY:
Share capital (Note 5) -
Ordinary shares of NIS 0.01 par value - Authorized: 73,242,324 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 1,134,589 and 1,116,141 shares at September 30, 2013 and December 31, 2012, respectively	2	2	2
Preferred A shares of NIS 0.01 par value - Authorized: 2,205,880 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 2,205,875 shares at September 30, 2013 and December 31, 2012; Aggregate liquidation preference of $ 13,308 at September 30, 2013	5	5	5
Preferred B-1 shares of NIS 0.01 par value - Authorized: 3,780,409 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 3,780,409 shares at September 30, 2013 and December 31, 2012; Aggregate liquidation preference of $ 27,803 at September 30, 2013	8	8	8
Preferred B-2 shares of NIS 0.01 par value - Authorized: 764,320 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 764,320 shares at September 30, 2013 and December 31, 2012; Aggregate liquidation preference of $ 4,415 at September 30, 2013	2	2	2
Preferred C shares of NIS 0.01 par value - Authorized: 5,507,067 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 5,133,707 shares at September 30, 2013 and December 31, 2012; Aggregate liquidation preference of $ 40,836 at September 30, 2013	14	14	14
Preferred D shares of NIS 0.01 par value - Authorized: 36,070,000 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 26,230,575 shares at September 30, 2013 and December 31, 2012; Aggregate liquidation preference of $ 22,817 at September 30, 2013	68	68	68
Receipts on account of shares and warrants	-	*) -	-
Warrants	1,202	1,202	1,202
Additional paid-in capital	74,425	74,356	74,379
Deficit accumulated during the development stage	(67,131)	(61,013)	(62,371)

TOTAL SHAREHOLDERS' EQUITY	8,595	14,644	13,309

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,764	$17,545	$16,247

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

October 16, 2013
Date of approval of the financial statements	Avinoam Dayan C.E.O.	Noam Levy C.F.O.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from July 30, 2000 (inception date) through September 30,
	2013	2012	2013	2012	2012	2013
	Unaudited					Unaudited

Operating expenses:

Research and development	$3,847	$3,708	$1,436	$1,213	$4,870	$51,975
General and administrative	1,006	998	279	288	1,337	15,229

Operating loss	4,853	4,706	1,715	1,501	6,207	67,204
Other income, net	-	-	-	-	-	(4)
Financial income, net	(93)	(106)	(35)	(111)	(249)	(69)

Net loss	$4,760	$4,600	$1,680	$1,390	$5,958	$67,131

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of July 30, 2000 (inception date)	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in July 2000	1,000	*) -	-	-	-	-	-	-	-	-	*) -
Net loss	-	-	-	-	-	-	-	-	-	(211)	(211)

Balance as of December 31, 2001	1,000	*) -	-	-	-	-	-	-	-	(211)	(211)
Issuance of Ordinary shares, net in July 2002	999,000	2	-	-	-	-	-	-	-	-	2
Issuance of Preferred A shares, net	-	-	738,834	1	-	-	-	-	1,976	-	1,977
Net loss	-	-	-	-	-	-	-	-	-	(1,067)	(1,067)

Balance as of December 31, 2002	1,000,000	2	738,834	1	-	-	-	-	1,976	(1,278)	701
Issuance of Preferred A shares, net in July 2003	-	-	731,754	2	-	-	-	-	1,990	-	1,992
Net loss	-	-	-	-	-	-	-	-	-	(2,660)	(2,660)

Balance as of December 31, 2003	1,000,000	2	1,470,588	3	-	-	-	-	3,966	(3,938)	33
Issuance of Preferred A shares, net in January and April 2004	-	-	735,287	2	-	-	-	-	1,958	-	1,960
Net loss	-	-	-	-	-	-	-	-	-	(3,187)	(3,187)

Balance as of December 31, 2004	1,000,000	2	2,205,875	5	-	-	-	-	5,924	(7,125)	(1,194)
Exercise of shares options	148,897	*) -	-	-	-	-	-	-	3	-	3
Issuance of Preferred B-1 shares, net in April and August 2005	-	-	-	-	3,655,623	8	-	-	14,363	-	14,371
Issuance of Preferred B-2 shares, net in April 2005	-	-	-	-	-	-	764,320	2	2,244	-	2,246
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	133	-	133
Beneficial conversion feature related to Convertible bridge loan	-	-	-	-	-	-	-	-	765	-	765
Net loss	-	-	-	-	-	-	-	-	-	(4,708)	(4,708)

Balance as of December 31, 2005	1,148,897	2	2,205,875	5	3,655,623	8	764,320	2	23,432	(11,833)	11,616
Exercise of options	2,597	*) -	-	-	-	-	-	-	4	-	4
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	599	-	599
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	173	-	173
Stock-based compensation related to service providers	(124,786)	-	-	-	124,786	-	-	-	350	-	350
Net loss	-	-	-	-	-	-	-	-	-	(5,353)	(5,353)

Balance as of December 31, 2006	1,026,708	$2	2,205,875	$5	3,780,409	$8	764,320	$2	$24,558	$(17,186)	$7,389

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2007	1,026,708	$2	2,205,875	$5	3,780,409	$8	764,320	$2	-	$-	$24,558	$(17,186)	$7,389
Exercise of options	24,036	*) -	-	-	-	-	-	-	-	-	39	-	39
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	372	-	372
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	-	-	-	-	(5,929)	(5,929)

Balance as of December 31, 2007	1,050,744	2	2,205,875	5	3,780,409	8	764,320	2	-	-	25,058	(23,115)	1,960
Exercise of options	2,626	*) -	-	-	-	-	-	-	-	-	4	-	4
Issuance of Preferred C shares, net	-	-	-	-	-	-	-	-	3,733,605	10	19,864	-	19,874
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	491	-	491
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,093)	(7,093)

Balance as of December 31, 2008	1,053,370	2	2,205,875	5	3,780,409	8	764,320	2	3,733,605	10	45,506	(30,208)	15,325
Exercise of options	5,444	*) -	-	-	-	-	-	-	-	-	9	-	9
Issuance of Preferred C shares, net	-	-	-	-	-	-	-	-	1,400,102	4	7,492	-	7,496
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	821	-	821
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	144	-	144
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,013)	(9,013)

Balance as of December 31, 2009	1,058,814	2	2,205,875	5	3,780,409	8	764,320	2	5,133,707	14	53,972	(39,221)	14,782
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	582	-	582
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	72	-	72
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,522)	(9,522)

Balance as of December 31, 2010	1,058,814	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	$54,626	$(48,743)	$5,914

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Receipts on account of		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	shares	Warrants	capital	stage	(deficiency)

Balance as of December 31, 2010	1,058,814	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	-	$-	$-	$-	$54,626	$(48,743)	$5,914
Exercise of options	25,826	*) -	-	-	-	-	-	-	-	-	-	-	-	-	1	-	1
Issuance of Preferred D shares and warrants, net	-	-	-	-	-	-	-	-	-	-	8,743,525	24	-	415	6,192	-	6,631
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-	902	-	902
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9	-	9
Receipts on account of shares and warrants	-	-	-	-	-	-	-	-	-	-	-	-	221	-	-	-	221
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,670)	(7,670)

Balance as of December 31, 2011	1,084,640	2	2,205,875	5	3,780,409	8	764,320	2	5,133,707	14	8,743,525	24	221	415	61,730	(56,413)	6,008
Exercise of options	31,501	*) -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	*) -
Issuance of Preferred D shares and warrants, net	-	-	-	-	-	-	-	-	-	-	17,487,050	44	(221)	787	12,502	-	13,112
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-	121	-	121
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	26	-	26
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,958)	(5,958)

Balance as of December 31, 2012	1,116,141	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$-	$1,202	$74,379	$(62,371)	$13,309

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares			Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Warrants	capital	stage	(deficiency)

Balance as of December 31, 2012	1,116,141	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$1,202	$74,379	$(62,371)	$13,309

Exercise of options	18,448	*) -	-	-	-	-	-	-	-	-	-	-	-	2	-	2
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	-	42	-	42
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	2
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,760)	(4,760)

Balance as of September 30, 2013 (unaudited)	1,134,589	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$1,202	$74,425	$(67,131)	$8,595
*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from July 30, 2000 (inception date) through September 30,
	2013	2012	2013	2012	2012	2013
	Unaudited					Unaudited
Cash flows from operating activities:
Net loss	$(4,760)	$(4,600)	$(1,680)	$(1,390)	$(5,958)	$(67,131)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	37	109	11	27	127	968
Stock-based compensation related to options granted to employees and directors	42	106	10	18	121	3,930
Stock-based compensation related to options granted to service providers	2	18	(8)	8	26	1,087
Beneficial conversion feature related to convertible bridge loan	-	-	-	-	-	765
Decrease (increase) in valuation of restricted cash	(5)	3	(3)	-	1	(4)
Decrease (increase) in accounts receivable	47	18	(19)	(27)	17	(101)
Increase (decrease) in trade payables	(162)	(117)	(3)	(128)	20	-
Increase (decrease) in employees and payroll accruals	45	(99)	3	(41)	(85)	483
Increase in other account payables	-	3	(42)	(29)	-	-
Increase (decrease) in accrued expenses	339	131	329	240	112	2,076
Increase in accrued severance pay, net	-	(14)	-	2	(34)	21
Accrued interest in respect of shareholders' bridge loan	-	-	-	-	-	19

Net cash used in operating activities	(4,415)	(4,442)	(1,402)	(1,320)	(5,653)	(57,887)

Cash flows from investing activities:
Withdrawal from (investment in) Short-term deposit	6,648	(1,712)	-	4,391	(3,821)	-
Withdrawal from (investment in) Long-term deposits	1	11	5	2	12	(12)
Proceeds from sale of property and equipment	-	-	-	-	-	1
Purchase of property and equipment	(31)	(32)	(4)	(5)	(30)	(1,061)
Restricted cash	-	-	-	-	-	(54)

Net cash provided by (used in) investing activities	6,618	(1,733)	1	4,388	(3,839)	(1,126)

Cash flows from financing activities:
Exercise of stock options	2	*) -	-	-	*) -	62
Proceeds from issuance of shares and warrants, net	-	13,112	-	6,666	13,112	67,584
Shareholders convertible bridge loan	-	-	-	-	-	2,279
Receipts on account of shares and warrants	-	*) -	-	(1,209)	-	-

Net cash provided by financing activities	2	13,112	-	5,457	13,112	69,925

Increase (decrease) in cash and cash equivalents	2,205	6,937	12,313	8,525	3,620	10,912
Cash and cash equivalents at beginning of period	8,707	5,087	(1,401)	3,499	5,087	-

Cash and cash equivalents at end of period	$10,912	$12,024	$10,912	$12,024	$8,707	$10,912

Non-cash financing information:
Preferred B shares issued upon conversion of shareholders bridge loan	$-	$-	$--	$-	$-	$2,298

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-      GENERAL

a.
BrainsGate Ltd. ("the Company"), an Israeli corporation in the development stage, was incorporated and commenced operations on July 30, 2000. The Company is developing medical device for the treatment of Central Nervous System ("CNS") disorders and for drug delivery to the CNS.

b.
The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and the receipt of additional financing until profitability is achieved. In the development stage, the Company incurred an accumulated deficit amounting to $ 67,131, from July 2000 through September 30, 2013.

According to The Company's budget, the management of the Company believes that it will have the required funds to continue to operate until December 31, 2014. The Company's ability to continue its operations is dependent upon receiving additional financial support.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

a.	Financial statements in U.S. dollars:

The Company's financing activities including equity transactions are incurred in U.S. dollars. A substantial portion of the Company's expenses are denominated and determined in U.S. dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

b.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from time of deposit.

c.	Restricted cash:

Restricted cash is primarily invested in a short-term deposit, which is used as collateral for lease commitments.

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Short-term deposits:

The Company classified deposits with original maturities of more than three months from time of deposit and less than one year as short-term deposits. The short-term deposits are presented at cost, including accrued interest.

e.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Computers and peripheral equipment	33
Lab equipment	15
Office furniture and equipment	7
Leasehold improvements	Over the term of the lease

f.	Impairment of long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment"/ ASC 250, "Presentation of Financial Statements", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of September 30, 2013 no impairment losses have been identified.

g.	Research and development costs:

Research and development costs, net of participation funding received and grants are charged to the statement of operations as incurred, see also Note 2h.

h.	Participations and grants:

Grants and participations received for funding research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

i.	Use of estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

j.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, short-term deposits and trade payables, approximate their fair value.

k.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

l.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), certain employees of the Company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

m.	Accounting for stock-based compensation:

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718, "Compensation-Stock Compensation" which required the measurement and recognition of compensation expenses based on estimated fair value for all share based payment awards made to employees and directors.

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using a Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's statement of operations.

In accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", the Company records compensation expenses equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period.

n.	Preferred D shares and warrants:

According to ASC 480-10 "Distinguishing Liabilities and Equity", Preferred D shares and warrants granted to investors with cashless mechanism, were classified as equity and presented in shareholders' equity.

NOTE 3:-      UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

NOTE 4:-      ADVANCE FROM CIIRDF

In January 2013, the Company and a third party entered into an agreement with the Canada-Israel Industrial Research and Development Foundation ("the CIIRDF"), according to which the Company and the third party are entitled to receive a participation in R&D expenses in the amount of CAD $ 640 thousands ($ 635 thousands), for R&D conducted in the period of 24 months, commencing September 1, 2012. The Company and the third party share in the participation, is 56.4% and 43.6%, respectively. In accordance with the participation conditions, the Company and the third party will pay jointly and severally the Fund, royalties at the rate of 2.5% of sales of the product developed jointly by the parties, up to the equivalent of 100% of the amount of the grants received.

In 2013, the Company received a grant in the amount of $ 119 thousands. As of September 30, 2013 an amount of $ 119 thousands was recorded as reduction from R&D expenses based on the cost incurred.

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-      SHARE CAPITAL

a.	In January 2013, an employee has exercised 18,448 options into 18,448 Ordinary shares in consideration of an exercise price of $ 0.08 per share.

b.
From February to September, 2013, the Company granted to certain employees and consultants of the Company 200,000 options to purchase 200,000 of the Company's Ordinary shares at an exercise price of $ 0.08 per share. The options will vest over a period of four years. The fair value of the options totaling $ 20 was estimated on the date of grant using the Black-Scholes option pricing model.

c.	During the nine-months period ended September 30, 2013, 666,978 options were forfeited.

NOTE 6:-      RECONCILIATION TO IFRS

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP.

The differences between U.S. GAAP and IFRS are as follows:

a.	Employee retirement benefits:

According to U.S. GAAP, the balance sheets presentation of employee retirement benefits is in gross amounts. According to IFRS, the balance sheets presentation of employee retirement benefits is in net amounts and according to actuarial assessment. The effect of such assessment on the financial statement was immaterial as of September 30, 2013.

b.	Financial income and expenses:

According to U.S. GAAP, the statement of operations presentation of financial income and expenses is in net amounts. According to IFRS, the statement of income presentation of financial income and expenses is in gross amounts.

c.	Warrants for Preferred D Shares:

According to U.S. GAAP, warrants granted to investors, with cashless mechanism are treated as equity and presented in the Shareholders equity. According to IFRS, such warrants treated as liabilities, measured at their fair value and presented as liability.

d.	Government grants:

According to U.S. GAAP, Government grants are recognized as a reduction of the related research and development expenses. According to IFRS, Government grants are accounted for as forgivable loans, in accordance with IAS 20 (Revised), pursuant to the provisions of IAS 39, "Financial Instruments: Recognition and Measurement".

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

As of September 30, 2013 the participation is presented as a reduction from R&D expenses according to both accounting principles, as the Company evaluates that there is reasonable assurance that the grants, in whole or in part, will be repaid.

The effects of the differences between the GAAPs, on the Company's financial statements are detailed below.

a.	Balance sheets:

	September 30, 2013 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$11,013	$-	$11,013

Non-current assets	$751	$(589)	$162

Total assets	$11,764	$(589)	$11,175

Current liabilities	$2,559	$-	$2,559

Non-current liabilities	$610	$587	$1,197

Total liabilities	$3,169	$587	$3,756

Shareholders' equity	$8,595	$(1,176)	$7,419

	September 30, 2012 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$16,710	$-	$16,710

Non-current assets	$835	$(652)	$183

Total assets	$17,545	$(652)	$16,893

Current liabilities	$2,208	$-	$2,208

Non-current liabilities	$693	$655	$1,348

Total liabilities	$2,901	$655	$3,556

Shareholders' equity	$14,644	$(1,307)	$13,337

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

	December 31, 2012 (Audited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$15,503	$-	$15,503

Non-current assets	$744	$(580)	$164

Total assets	$16,247	$(580)	$15,667

Current liabilities	$2,337	$-	$2,337

Non-current liabilities	$601	$661	$1,262

Total liabilities	$2,938	$661	$3,599

Shareholders' equity	$13,309	$(1,241)	$12,068

b.	Statements of operations:

	Nine months ended September 30, 2013 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$3,847	$-	$3,847
General and administrative	1,006	-	1,006

Operating loss	4,853	-	4,853
Financing expenses	-	16	16
Financing income	(93)	(81)	(174)

Net loss	$4,760	$(65)	$4,695

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

	Nine months ended September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS
	Unaudited

Research and development	$3,708	$-	$3,708
General and administrative	998	-	998

Operating loss	4,706	-	4,706
Financial expenses	-	270	270
Financial income	(106)	(95)	(201)

Net loss	$4,600	$175	$4,775

	Three months ended September 30, 2013 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$1,436	$-	$1,436
General and administrative	279	-	279

Operating loss	1,715	-	1,715
Financing expenses	-	17	17
Financing income	(35)	(17)	(52)

Net loss	$1,680	$-	$1,680

	Three months ended September 30, 2012
	U.S. GAAP	Reconciliation to IFRS	IFRS
	Unaudited

Research and development	$1,213	$-	$1,213
General and administrative	288	-	288

Operating loss	1,501	-	1,501
Financial expenses	-	-	-
Financial income	(111)	1	(110)

Net loss	$1,390	$1	$1,391

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

	Year ended December 31, 2012 (Audited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$4,870	$-	$4,870
General and administrative	1,337	-	1,337

Operating loss	6,207	-	6,207
Financing expenses	-	183	183
Financing income	(249)	(74)	(323)

Net loss	$5,958	$109	$6,067

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

c.	Shareholders' equity items:

	Ordinary shares	Preferred A shares	Preferred B-1 shares	Preferred B-2 shares	Preferred C shares	Preferred D shares	Warrants	Additional paid-in capital	Deficit accumulated during the development stage	Total

Balance as of September 30, 2013 U.S. GAAP	$2	$5	$8	$2	$14	$68	$1,202	$74,425	$(67,131)	$8,595

Balance as of September 30, 2013 - IFRS	$2	$5	$8	$2	$14	$68	-	$74,425	$(67,105)	$7,419

Differences	$-	$-	$-	$-	$-	$-	$(1,202)	$-	$26	$(1,176)

	Ordinary shares	Preferred A shares	Preferred B-1 shares	Preferred B-2 shares	Preferred C shares	Preferred D shares	Receipts on account of shares	Warrants	Additional paid-in capital	Deficit accumulated during the development stage	Total

Balance as of September 30, 2012 U.S. GAAP	$2	$5	$8	$2	$14	$68	$-	$1,202	$74,356	$(61,013)	$14.644

Balance as of September 30, 2012 - IFRS	$2	$5	$8	$2	$14	$68	$-	-	$74,356	$(61,118)	$13,337

Differences	$-	$-	$-	$-	$-	$-	$-	$(1,202)	$-	$(105)	$(1,307)

	Ordinary shares	Preferred A shares	Preferred B-1 shares	Preferred B-2 shares	Preferred C shares	Preferred D shares	Receipts on account of shares	Warrants	Additional paid-in capital	Deficit accumulated during the development stage	Total

Balance as of December 31, 2012 U.S. GAAP	$2	$5	$8	$2	$14	$68	$-	$1,202	$74,379	$(62,371)	$13,309

Balance as of December 31, 2012 - IFRS	$2	$5	$8	$2	$14	$68	-	-	$74,379	$(62,410)	$12,068

Differences	$-	$-	$-	$-	$-	$-	$-	$(1,202)	$-	$(39)	$(1,241)

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

d.	Changes in shareholders' equity in accordance with IFRS:

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2013	1,116,141	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,379	$(62,410)	$12,068
Exercise of options	18,448	*) -	-	-	-	-	-	-	-	-	-	-	2	-	2
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	42	-	42
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	2	-	2
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,695)	(4,695)

Balance as of September 30, 2013 (unaudited)	1,134,589	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,425	$(67,105)	$7,419

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of July 1, 2013	1,134,589	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,423	$(65,425)	$9,097
Exercise of options	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	10	-	10
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,680)	(1,680)

Balance as of September 30, 2013 (unaudited)	1,134,589	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,425	$(67,105)	$7,419

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2012	1,084,640	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	8,743,525	$24	$61,730	$(56,343)	$5,442
Exercise of options	750	*) -	-	-	-	-	-	-	-	-	-	-	-	-	*) -
Issuance of Preferred D shares, net	-	-	-	-	-	-	-	-	-	-	17,487,050	44	12,502	-	12,546
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	106	-	106
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	18	-	18
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,775)	(4,775)

Balance as of September 30, 2012 (unaudited)	1,085,390	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,356	$(61,118)	$13,337

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of July 1, 2012	1,085,390	2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	17,487,050	$47	$68,122	$(59,727)	$8,473
Issuance of Preferred D shares, net	-	-	-	-	-	-	-	-	-	-	8,743,525	21	6,208	-	6,229
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	18	-	18
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	8	-	8
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,391)	(1,391)

Balance as of September 30, 2012 (unaudited)	1,085,390	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,356	$(61,118)	$13,337

BRAINSGATE LTD.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Preferred A shares		Preferred B-1 shares		Preferred B-2 shares		Preferred C shares		Preferred D shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2012	1,084,640	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	8,743,525	$24	$61,730	$(56,343)	$5,442
Exercise of options	31,501	*) -	-	-	-	-	-	-	-	-	-	-	-	-	*) -
Issuance of Preferred D shares, net	-	-	-	-	-	-	-	-	-	-	17,487,050	44	12,502	-	12,546
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	-	-	-	121	-	121
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	26	-	26
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,067)	(6,067)
Balance as of December 31, 2012	1,116,141	$2	2,205,875	$5	3,780,409	$8	764,320	$2	5,133,707	$14	26,230,575	$68	$74,379	$(62,410)	$12,068

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of September 30, 2013 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of September 30, 2013 and for the nine and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 47 million as of September 30, 2013 and the earnings from the investee amounted to approximately $ 2,458 thousand and $ 1,392 thousand for the nine and three months then ended, respectively. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 10, 2013	A Member of Ernst & Young Global

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of September 30, 2013, and for the nine and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2012 ("consolidated financial statements for 2012") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Current assets
Cash and cash equivalents	22,983	25,197	25,097
Other accounts receivable	484	3,183	2,757

	23,467	28,380	27,854

Non-current assets
Investments in subsidiaries and associates, net	195,635	191,239	193,296
Other investments measured at fair value	25,991	21,879	23,287
Property, plant and equipment, net	41	50	45
Other long-term receivables	237	176	183

	221,904	213,344	216,811

Total assets	245,371	241,724	244,665

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable tothe Company as of

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	70	112	95
Other accounts payable	1,565	10,744	1,633

	1,635	10,856	1,728

Long-term liabilities
Loans from banks	4,000	4,000	4,000
Other long-term liabilities (Note 2)	81,158	73,378	76,897

	85,158	77,378	80,897

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,378	190,709
Capital reserves	(5,384)	(9,958)	(9,868)
Accumulated deficit	(36,364)	(36,503)	(28,374)

Total equity	158,578	153,490	162,040

	245,371	241,724	244,665

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 10, 2013

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands

Income
Financial income (Note 2)	214	2,618	60	155	892

Cost and expenses
General and administrative expenses	3,091	2,873	1,060	875	3,873
Financial expenses (Note 2)	4,271	1,790	1,738	365	3,455
Other expenses (income), net	(3,493)	514	(3,510)	14	159

	3,869	5,177	(712)	1,254	7,487

	(3,655)	(2,559)	772	(1,099)	(6,595)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	2,528	5,702	979	3,798	10,006
Company's share of gain (loss) of subsidiaries and associates	(4,800)	(6,774)	(45)	(3,232)	946

Income (loss) attributable to the Company's shareholders	(5,927)	(3,631)	1,706	(533)	4,357

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands
Net income (loss) attributable to the Company's shareholders	(5,927)	(3,631)	1,706	(533)	4,357

Other comprehensive income (loss):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(468)	(1,380)	(39)	(47)	(1,313)

Total loss that would never be reclassified to profit or loss	(468)	(1,380)	(39)	(47)	(1,313)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operations	-	(51)	-	(1)	(51)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	68	-	68	80

Total income that would be reclassified to profit or loss	-	17	-	67	29

Total other comprehensive income (loss) attributable to the Company	(468)	(1,363)	(39)	20	(1,284)

Other comprehensive income attributable to the Company's subsidiaries and associates	-	-	-	-	141

Total comprehensive income (loss) attributable to the Company's shareholders	(6,395)	(4,994)	1,667	(513)	3,214

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(5,927)	(3,631)	1,706	(533)	4,357

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:
Company's share of loss (gain) of subsidiaries and associates, net	4,800	6,774	45	3,232	(946)
Depreciation	10	21	3	7	26
Financial expenses (income), net	41	(180)	2	(45)	(203)
Change in liabilities in respect of options	(33)	(26)	(12)	(10)	(38)
Gain from cancellation of impairment in financial assets	(3,522)	-	(3,522)	-	-
Gain from disposal of businesses and associates, revaluation of investee companies and changes in holdings in associates, net	(2,528)	(5,702)	(979)	(3,798)	(10,006)
Change in fair value of financial assets measured at fair value	-	1,407	-	90	1,407
Other	(413)	(64)	(154)	(55)	(286)

	(1,645)	2,230	(4,617)	(579)	(10,046)
Changes in assets and liabilities of the Company:

Decrease (increase) in accounts receivable	417	(12)	73	(159)	(235)
Increase in long term receivables	(54)	(159)	(21)	(21)	(180)
Increase (decrease) in trade payables	(25)	10	3	13	(7)
Increase (decrease) in other accounts payable	(35)	8,949	23	(414)	8,978
Increase (decrease) in other long term liabilities (see also Note 2)	4,261	(1,748)	1,817	205	1,771

	4,564	7,040	1,895	(376)	10,327
Cash paid and received during the period for:

Interest paid	(121)	(42)	(41)	(42)	(84)
Interest received	80	222	39	87	287
	(41)	180	(2)	45	203

Net cash provided by (used in) operating activities of the Company	(3,049)	5,819	(1,018)	(1,443)	4,841

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(6)	(6)	-	(3)	(6)
Investment in associates and subsidiaries	(7,775)	(12,880)	(3,467)	(7,539)	(13,630)
Proceeds from sale of property and equipment	-	5	-	5	5
Proceeds from sale of associates and subsidiaries	6,945	7,327	5,000	1,922	7,341
Proceeds from sale of financial assets measured at fair value	29	1,748	29	40	1,748
Proceeds from repayment of debentures	1,698	-	1,698	-	-
Repayment of loans by subsidiaries	-	3,339	-	-	4,622

Net cash provided by (used in) investment activities	891	(467)	3,260	(5,575)	80

Cash flows from financing activities
Purchase of shares of investee company	-	(192)	-	-	(192)
Dividend paid to the Company's shareholders	-	(15,000)	-	(15,000)	(15,000)
Receipt of long-term loans from banks	-	5,000	-	-	5,000
Repayment of long-term loans from banks	-	(1,000)	-	(1,000)	(1,000)
Proceeds from exercise of options	44	-	-	-	331

Net cash provided by (used in) financing activities	44	(11,192)	-	(16,000)	(10,861)

Increase (decrease) in cash and cash equivalents	(2,114)	(5,840)	2,242	(23,018)	(5,940)
Cash and cash equivalents as of beginning of the period	25,097	31,037	20,741	48,215	31,037

Cash and cash equivalents as of end of the period	22,983	25,197	22,983	25,197	25,097

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.             General

The accompanying condensed separate financial data as of September 30, 2013 and for the nine and three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2012 and the Company's interim consolidated financial statements and accompanying notes.

2.             Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes. The exchange differences in regards with these capital notes are included under financial income or expenses in the income statement.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of September 30, 2013

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended June 30, 2013 (the "Last Quarterly Report Regarding the Internal Control"), the internal control was deemed effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2013 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 10, 2013                                                                           ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2013 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 10, 2013                                                                           ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date

Section 36a to the Israel Securities Law (1968)

Report as of September 30, 2013
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of September 30, 2013 (1 USD = 3.537 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments )
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	566	566
Second year	0	0	0	14,148	0	322	14,470
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	14,148	0	888	15,036

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	566	566
Second year	0	0	0	14,148	0	322	14,470
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	14,148	0	888	15,036

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	4,499	0	4,499
Total	0	0	0	0	4,499	0	4,499

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments )
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other	(excluding deduction of tax)	Toatal by years
First year	0	0	0	0	0	0	0
Second year	0	0		0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	81,291

(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	133,051